SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the year ended December 31, 2009
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                         to
Commission file number 1-4448
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
Baxter Healthcare of Puerto Rico Savings and Investment Plan
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Baxter International Inc.
One Baxter Parkway
Deerfield, IL 60015
(847) 948-2000

Baxter Healthcare of Puerto Rico
Savings and Investment Plan
Financial Statements and Supplemental Schedule
December 31, 2009 and 2008

Baxter Healthcare of Puerto Rico
Savings and Investment Plan
Index
December 31, 2009 and 2008

Report of Independent Registered Public Accounting Firm
To the Participants and Administrative Committee of
the Baxter Healthcare of Puerto Rico Savings and Investment Plan
Deerfield, Illinois
We have audited the accompanying statement of net assets available for benefits of the Baxter Healthcare of Puerto Rico Savings and Investment Plan (Plan) as of December 31, 2009, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009, and the changes in net assets available for benefits for the year then ended in conformity with U.S. generally accepted accounting principles.
Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, line 4i — Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2009 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2009 financial statements taken as a whole.
/s/ Crowe Horwath LLP
Oak Brook, Illinois
June 25, 2010

Prior Auditor’s Report of Independent Registered Public Accounting Firm
To the Participants and Administrative Committee of the
Baxter Healthcare of Puerto Rico Savings and Investment Plan
In our opinion, the accompanying statement of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Baxter Healthcare of Puerto Rico Savings and Investment Plan (the Plan) at December 31, 2008, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
/s/ PricewaterhouseCoopers LLP
June 26, 2009

Baxter Healthcare of Puerto Rico
Savings and Investment Plan
Statements of Net Assets Available for Benefits
December 31, 2009 and 2008

	2009	2008

Assets
Investments
Cash and cash equivalents	$822,088	$1,192,562
Common stock (including securities on loan of $349,862 in 2009 and $222,187 in 2008)	9,234,270	8,360,547
U.S. government and government agency issues (including securities on loan of $101,159 in 2009 and $16,563 in 2008)	173,832	190,754
Corporate and other obligations (including securities on loan of $62,435 in 2009 and $31,222 in 2008)	458,968	502,407
Commingled funds	6,367,830	5,105,055
Registered investment companies	457,690	80,293
Participant loans	3,858,465	3,806,521
Synthetic guaranteed investment contracts (including securities on loan of $3,928,786 in 2009 and $1,705,032 in 2008)	14,786,178	13,551,910
Collateral held on loaned securities	4,478,307	1,872,925

Total investments at fair value	40,637,628	34,662,974

Receivables
Sponsor contributions	159,880	65,318
Accrued interest and dividends	44,135	46,349
Due from brokers for securities sold	6,943	478

	210,958	112,145

Total assets	40,848,586	34,775,119

Liabilities
Accounts payable	46,857	74,255
Due to brokers for securities purchased	17,920	6,156
Collateral to be paid on loaned securities	4,550,430	2,028,951

Total liabilities	4,615,207	2,109,362

Net assets available for benefits, reflecting investments at fair value	36,233,379	32,665,757
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(116,408)	(534,566)

Net assets available for benefits	$36,116,971	$32,131,191

The accompanying notes are an integral part of these financial statements.

Baxter Healthcare of Puerto Rico
Savings and Investment Plan
Statements of Changes in Net Assets Available for Benefits
For the Years Ended December 31, 2009 and 2008

	2009	2008

Additions (reductions) to net assets attributed to
Investment income (loss)
Net appreciation (depreciation) in fair value of investments	$2,729,952	$(5,928,468)
Interest and dividends	718,839	1,103,788
Participant loan interest	244,843	274,112

Net investment income (loss)	3,693,634	(4,550,568)

Contributions
Sponsor	1,469,130	1,392,707
Participant	2,655,257	2,737,572

	4,124,387	4,130,279

Net additions (reductions)	7,818,021	(420,289)

Deductions from net assets attributed to
Benefits paid	3,612,147	2,751,320
Plan expenses	220,094	458,367

Total deductions	3,832,241	3,209,687

Net increase (decrease)	3,985,780	(3,629,976)
Net assets available for benefits
Beginning of year	32,131,191	35,761,167

End of year	$36,116,971	$32,131,191

The accompanying notes are an integral part of these financial statements.

Baxter Healthcare of Puerto Rico
Savings and Investment Plan
Notes to Financial Statements
December 31, 2009 and 2008

1.	General Description of the Plan

The following brief description of Baxter Healthcare of Puerto Rico Savings and Investment Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan agreement and summary plan description for more complete information. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

General
The Plan is a defined contribution plan which became effective on January 1, 1998. The Plan covers substantially all employees of Baxter Healthcare S.A. (Puerto Rico Branch), and Baxter Sales and Distribution Corporation (collectively, the Sponsor or the Company), subsidiaries of Baxter International Inc. (Baxter) as of the first day of the month following the completion of thirty days of employment. The Plan was created for the purpose of providing retirement benefits to employees and to encourage and assist employees in adopting a regular savings program by means of payroll deductions through a plan that qualifies under the applicable laws of the Commonwealth of Puerto Rico and the United States Internal Revenue Code.

Contributions
Plan participants may authorize the Company to make payroll deductions under the Plan ranging from 1% to 10% and 1% to 50% of their pre-tax monthly compensation in 2008 and 2009, respectively, limited to a maximum of $8,000 and $9,000 a year in 2008 and 2009, respectively. Newly hired employees are deemed to have elected to contribute 3% of compensation unless they make a contrary election. The Company matches a participant’s savings contributions at the rate of 50 cents for each dollar of a participant’s pre-tax contribution, up to a maximum of 6% of a participant’s compensation. The Company also contributes an additional non-matching 3% of compensation for employees that are not eligible to participate in the Company’s Puerto Rico defined benefit pension plan, which includes all new employees hired on or after January 1, 2008. The Company may make additional discretionary contributions in such amounts as the Company may determine.

Participant Accounts
Each participant’s account is credited with the participant’s contribution and allocations of the Company’s contributions and Plan earnings, and is charged with his or her withdrawals and an allocation of Plan-related expenses. Allocations are based on participant earnings or account balances, as defined in the Plan document. The net income of the Plan is posted to the participant’s accounts on a daily basis. Each participant directs the investment of his or her account to any of the investment options available under the Plan.

Vesting
Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company’s matching and discretionary contributions plus actual earnings thereon is based on years of service. The contributions vest in accordance with the following vesting schedule:

Years of Service	Vesting %

1	20%
2	40%
3	60%
4	80%
5 or more	100%
Employees are fully vested in the Company’s matching contributions account, regardless of years of service with the Company, upon attaining age 65, upon becoming disabled in accordance with the provisions of the Plan or upon dying while employed by the Company. The Company’s additional non-matching contribution becomes fully vested after three years of service. Forfeitures of nonvested accounts are used to reduce future Company contributions.

Baxter Healthcare of Puerto Rico
Savings and Investment Plan
Notes to Financial Statements
December 31, 2009 and 2008

Participant Loans
Participants may borrow from their vested accounts a minimum of $500 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. The loans are secured by the balance in the participant’s account and bear interest at the prime rate at the last day of the month prior to loan request, plus one percent. Principal and interest are paid through monthly payroll deductions.

Investment Options
Upon enrollment in the Plan, a participant may direct contributions into various investment options: Stable Income Fund, Baxter Common Stock Fund, Composite Fund, General Equity Fund, S&P 500 Flagship Fund, International EAFE Equity Index Fund, Small Cap Fund and ten different Target Retirement Funds. However, non-matching contributions may not be invested in the Baxter Common Stock Fund. In addition, certain participants maintain shares in Edwards Lifesciences Corporation. These shares were placed into the Edwards Lifesciences Common Stock Fund in connection with Baxter’s 2000 spin-off of its cardiovascular business. Participants are not able to make contributions or transfer existing account balances to the Edwards Lifesciences Common Stock Fund, but may make transfers out of these funds at any time.

Payments of Benefits
Plan participants can not request withdrawals from the Plan unless they are at least 59 1/2 years old or incur a financial hardship. On termination of service due to retirement or other reasons, a participant may elect to receive either a lump sum amount equal to their entire vested account balance or installment payments. In the case of a participant termination because of death or disability, the entire vested amount is paid to the person or persons legally entitled thereto.

2.	Summary of Significant Accounting Policies

Basis of Accounting
The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting. Accordingly, investment income is recognized when earned and expenses are recognized when incurred.

Issued But Not Yet Effective Accounting Standard
In January 2010, the Financial Accounting Standards Board (FASB) issued a new accounting standard to improve disclosures with respect to fair value measurements, primarily related to the levels within the fair value hierarchy. An entity will be required to disclose significant transfers in and out of Levels 1 and 2 of the fair value hierarchy, and separately present information related to purchases, sales, issuances and settlements in the reconciliation of fair value measurements classified as Level 3. This standard will be effective for reporting periods beginning after December 15, 2009, except for the disclosures related to purchases, sales, issuances and settlements for Level 3 fair value measurements, which are effective for reporting periods beginning after December 15, 2010. The disclosures required by this standard will be included in the notes to the Plan’s financial statements effective January 1, 2010, except for the disclosures related to Level 3 fair value measurements, which will be included in the notes to the Plan’s financial statements effective January 1, 2011.

New Accounting Standard
In April 2009, the FASB issued a new accounting standard related to estimating fair value when the volume and level of activity for an investment has significantly decreased. This standard also requires enhanced disclosures regarding the major security types of equity and debt securities and was effective for the Plan reporting period ending December 31, 2009. The Plan’s adoption of this standard did not have an impact on the net assets available for benefits. Refer to Note 4 for disclosures related to this standard.

Baxter Healthcare of Puerto Rico
Savings and Investment Plan
Notes to Financial Statements
December 31, 2009 and 2008

In September 2009, the FASB issued a new accounting standard related to the valuation of investments in certain entities that calculate net asset value per share. This standard provides a practical expedient for measuring the fair values of Plan investments in entities that calculate a net asset value per share (such as commingled investments). This standard also requires enhanced disclosures regarding the attributes of certain investments, including the nature of any restrictions and the investment objectives, and was effective for the Plan reporting period ending December 31, 2009. The Plan’s adoption of this standard did not have an impact on the net assets available for benefits. Refer to valuation of investments and collateral below for disclosures related to this standard.

Valuation of Investments and Collateral The fair value of Plan investments and collateral is determined as follows:

Cash and cash equivalents	These largely consist of a short-term investment fund and a money market fund, the fair value of which is based on the net asset value. The investment objectives for these funds are to provide safety for principal, daily liquidity and a competitive yield by investing in high quality instruments.

Common stock	Value based on closing prices on the valuation date in an active market on national and international securities exchanges.

U.S. government and government agency issues	Value based on reputable pricing vendors that typically use pricing matrices or models.

Corporate and other obligations	Value based on reputable pricing vendors that typically use pricing matrices or models.

Commingled funds	Value based on net asset values reported by the fund managers as of the financial statement dates and recent transaction prices. The investment objectives of these funds are to track the performances of the S&P 500 (S&P 500 Flagship Fund); Europe, Australasia and the Far East (EAFE) (International EAFE Equity Index Fund); or Russell 2000 (Small Cap Fund) indexes. The underlying investments vary, with some holding diversified portfolios of domestic stocks and government and government agency bonds, and others holding collective investment funds. Each fund provides for daily redemptions by the Plan at reported net asset values per share, with no advance notice requirement. Refer to Note 5 for amounts invested in each of these funds.

Registered investment companies	Value based on the last reported sale price from a national security exchange on the valuation date.

Participant loans	Value based on outstanding principal balance plus accrued interest, which approximates fair value.

Baxter Healthcare of Puerto Rico
Savings and Investment Plan
Notes to Financial Statements
December 31, 2009 and 2008

Synthetic guaranteed investment contracts	Value based on the fair value of the underlying securities in the contract on the valuation date plus the fair value of wrapper contracts, which is calculated using a replacement cost approach. See below for more information.

Collateral held on loaned securities	Value based upon the net asset value per unit of the short-term investment fund (Quality D Short-Term Investment Fund) where the collateral is invested. This fund primarily invests in cash and cash equivalents and asset-backed securities, and is utilized for the investment of cash collateral generated by the securities lending program in which the Plan and Custodian participate. At December 31, 2009, the maturity dates of these securities were less than 90 days. Refer to Note 6 for more information on the securities lending program.

Collateral to be paid on loaned securities	Value based on the fair value of the underlying securities loaned on the valuation date, plus an incremental margin.
Income Recognition
Plan investment return includes dividend and interest income, gains and losses on sales of investments and unrealized appreciation or depreciation of investments. Purchases and sales of investments are recorded on a trade date basis. Dividends are recorded on the ex-dividend date.

The financial statements reflect the net appreciation or depreciation in the fair value of the Plan’s investments. This net appreciation or depreciation consists of realized gains and losses calculated as the difference between proceeds from a sales transaction and cost determined on a moving average basis, and unrealized gains and losses calculated as the change in the fair value between beginning of the year (or purchase date if later) and the end of the year.

Synthetic Guaranteed Investment Contracts
The Plan holds synthetic guaranteed investment contracts (GICs) as part of the Stable Income Fund. The synthetic GICs provide for a fixed return on principal over a specified time through fully benefit-responsive contracts issued by Aegon Institutional Markets and Bank of America N.A. The portfolio of assets, overall of investment grade, underlying the synthetic GICs primarily includes cash and cash equivalents, U.S. government and government agency issues, corporate and other obligations, and registered investment companies.

The fair value of the synthetic GICs equals the total of the fair value of the underlying assets plus the fair value of the wrapper contracts. The fair value of the wrapper contracts is computed using a replacement cost approach that incorporates a comparison of the current fee rate on similar wrapper contracts to the fee being paid by the Plan. Using this approach, the fair value of the wrapper contracts were $37,348 and $30,386 at December 31, 2009 and 2008, respectively.

While Plan investments are presented at fair value in the Statement of Net Assets Available for Benefits, any material difference between the fair value of the Plan’s direct and indirect interests in fully benefit-responsive investment contracts and their contract value is presented as an adjustment line in the Statement of Net Assets Available for Benefits, because contract value is the relevant measurement attribute for that portion of the Plan’s net assets available for benefits. Contract value represents contributions, plus earnings, less participant withdrawals and administrative expenses. The wrapper contracts used by the Plan are fully benefit-responsive because the wrapper contract issuers are contractually obligated to make up any shortfall in the event that the underlying asset portfolio has been liquidated and is inadequate to cover participant withdrawals and transfers at contract value. There are currently no reserves against contract values for credit risk of the contract issuers or any other risk. The contract value for the synthetic GICs was $14,669,770 and $13,017,344 at December 31, 2009 and 2008, respectively.

Baxter Healthcare of Puerto Rico
Savings and Investment Plan
Notes to Financial Statements
December 31, 2009 and 2008

The crediting interest rate, which is reset quarterly, can never fall below zero. The crediting rate formula smoothes the impact of interest rate changes on participant returns by amortizing any difference between market value and book value over a period of years equal to the duration of the portfolio benchmark. The average yield on the synthetic GICs was approximately 4.2% and (0.18)% at December 31, 2009 and 2008, respectively. The average interest rate credited to participants on the synthetic GICs was approximately 4.1% and 4.82%, respectively, for the years ended December 31, 2009 and 2008. The credit ratings for Aegon Institutional Markets were AA- and AA at December 31, 2009 and December 31, 2008, respectively, and the credit ratings for Bank of America N.A. were A+ and AA- at December 31, 2009 and December 31, 2008, respectively.

Events that lead to market value withdrawals that exceed 20 percent of the contract value would limit the ability of the Plan to transact at contract value with participants. These events include restructurings, early retirement plans, divestitures, bankruptcies, or legal, tax or regulatory changes. The Plan sponsor believes that the occurrence of any such event is remote.

The wrapper providers can only terminate at a value different than contract value under an event of default (that was not remedied) such as failure to follow the terms of the contract. If a wrapper provider would like to exit the contract for another reason, the Plan can maintain the contract through an extended termination process designed to ensure continued benefit-responsive treatment for withdrawals.

Payment of Benefits Benefits are recorded when paid.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and related notes to the financial statements. Changes in such estimates may affect amounts reported in future periods.

Other Due from or due to brokers for securities sold or purchased, respectively, represent the net cash value of security trades initiated but not yet settled at each respective year-end.

Risks and Uncertainties
The Plan provides for various investment options which invest in any combination of registered investment companies, U.S. government and government agency issues, corporate and other obligations, common stock, commingled funds, synthetic guaranteed investment contracts and short-term investments. Investment securities are exposed to various risks, such as interest rate, market, liquidity and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statements of Changes in Net Assets Available for Benefits. Individual participants’ accounts bear the risk of loss resulting from fluctuations in investment values.

Baxter Healthcare of Puerto Rico
Savings and Investment Plan
Notes to Financial Statements
December 31, 2009 and 2008

Investments underlying the Plan’s synthetic GICs include securities with contractual cash flows, such as asset-backed securities, collateralized mortgage obligations and commercial mortgage-backed securities, including securities backed by subprime mortgage loans. The value, liquidity and related income of these securities are sensitive to changes in economic conditions, including real estate values, delinquencies and/or defaults, and may be adversely affected by shifts in the market’s perception of the issuers and changes in interest rates.

3.	Administration of the Plan

Banco Popular de Puerto Rico (the Trustee) and State Street Bank and Trust Company (the Custodian) serve as trustee and custodian, respectively, for the Plan. ING Institutional Plan Services, LLC serves as recordkeeper for the Plan.

The Administrative Committee is responsible for the general administration of the Plan and for carrying out the provisions thereof. The Investment Committee has authority, responsibility and control over the management of the assets of the Plan. Members of both committees are appointed by the Board of Directors of Baxter.

Substantially all investment manager, trustee and administrative fees incurred in the administration of the Plan were paid from the assets of the Plan.

4.	Fair Value of Measurements

The fair value hierarchy under the accounting standard for fair value measurements consists of the following three levels:
•	Level 1 — Quoted prices in active markets that the Plan has the ability to access for identical assets or liabilities;

•	Level 2 — Quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuations in which all significant inputs are observable in the market; and

•	Level 3 — Valuations using significant inputs that are unobservable in the market and include the use of judgment by the Plan’s management about the assumptions market participants would use in pricing the asset or liability.

Baxter Healthcare of Puerto Rico
Savings and Investment Plan
Notes to Financial Statements
December 31, 2009 and 2008

The following table summarizes the bases used to measure the Plan’s financial instruments and liabilities that are carried at fair value on a recurring basis.

		Basis of Fair Value Measurement
		Quoted Prices	Significant
		in Active	Other	Significant
	Balance at	Markets for	Observable	Unobservable
	December 31,	Identical Assets	Inputs	Inputs
	2009	(Level 1)	(Level 2)	(Level 3)

Assets
Cash and cash equivalents	$822,088	$—	$822,088	$—
Common stock:
Healthcare	6,999,058	6,999,058	—	—
Information technology	601,728	601,728	—	—
Financial services	487,364	487,364	—	—
Consumer products	386,373	386,373	—	—
Industrial services and materials	329,703	329,703	—	—
Energy	327,365	327,365	—	—
Other	102,679	102,679	—	—

Total common stock	9,234,270	9,234,270	—	—

U.S. government and government agency issues	173,832	—	173,832	—
Corporate and other obligations	458,968	—	458,968	—
Commingled funds	6,367,830	—	6,367,830	—
Registered investment companies (1)	457,690	457,690	—	—
Participant loans	3,858,465	—	—	3,858,465
Synthetic guaranteed investment contracts:
Corporate and other obligations	6,722,232	—	6,722,232	—
U.S. government and government agency issues	6,398,827	—	6,398,827	—
Cash and cash equivalents	936,533	—	936,533	—
Registered investment companies	682,519	682,519	—	—
Wrapper contracts	37,348	—	—	37,348
Other	8,719	—	8,719	—

Total synthetic guaranteed investment contracts	14,786,178	682,519	14,066,311	37,348

Collateral held on loaned securities	4,478,307	—	4,478,307	—

Total assets	$40,637,628	$10,374,479	$26,367,336	$3,895,813

Liability
Collateral to be paid on loaned securities	$4,550,430	$520,531	$4,029,899	$—

(1)	Comprised entirely of Target retirement funds

Baxter Healthcare of Puerto Rico
Savings and Investment Plan
Notes to Financial Statements
December 31, 2009 and 2008

The following table summarizes the bases used to measure the Plan’s financial instruments and liabilities that are carried at fair value on a recurring basis.

		Basis of Fair Value Measurement
		Quoted Prices	Significant
		in Active	Other	Significant
	Balance at	Markets for	Observable	Unobservable
	December 31,	Identical Assets	Inputs	Inputs
	2008	(Level 1)	(Level 2)	(Level 3)

Assets
Cash and cash equivalents	$1,192,562	$—	$1,192,562	$—
Common stock	8,360,547	8,360,547	—	—
U.S. government and government agency issues	190,754	—	190,754	—
Corporate and other obligations	502,407	—	502,407	—
Commingled funds	5,105,055	—	5,105,055	—
Registered investment companies	80,293	80,293	—	—
Participant loans	3,806,521	—	—	3,806,521
Synthetic guaranteed investment contracts	13,551,910	878,625	12,642,899	30,386
Collateral held on loaned securities	1,872,925	—	1,872,925	—

Total assets	$34,662,974	$9,319,465	$21,506,602	$3,836,907

Liability
Collateral to be paid on loaned securities	$2,028,951	$290,411	$1,738,540	$—

The following table sets forth a summary of changes in the fair values of the Plan’s level 3 financial instruments.

	Participant	Wrapper
	Loans	Contracts

Balance at December 31, 2007	$3,287,051	$—
Unrealized gains	—	30,386
Purchases, sales, issuances and settlements (net)	519,470	—

Balance at December 31, 2008	$3,806,521	$30,386

Unrealized gains	—	6,962
Purchases, sales, issuances and settlements (net)	51,944	—

Balance at December 31, 2009	$3,858,465	$37,348

See Valuation of Investments and Collateral in Note 2 above for a discussion of the methodologies used to determine the fair values of the Plan’s investments and collateral. These methods may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Baxter Healthcare of Puerto Rico
Savings and Investment Plan
Notes to Financial Statements
December 31, 2009 and 2008

5.	Investments

The following presents the Plan’s investments that represent five percent or more of the Plan’s net assets available for benefits at December 31.

	2009	2008

Baxter common stock, 112,317 shares and 120,433 shares at December 31, 2009 and 2008, respectively	$6,590,779	$6,454,029
State Street Global Advisors (SSgA) S&P 500 Flagship Fund	3,422,686	2,862,574
SSgA International EAFE Equity Index Fund	1,852,514	*
State Street Bank Short-Term Investment Fund	*	1,666,021
State Street Bank Quality D Short-Term Investment Fund (Collateral held on loaned securities)	4,478,307	1,872,925

* Does not meet 5% threshold.
Investments as of December 31, 2009 and 2008 are segregated into various investment fund options as follows:

	2009	2008

Cash (available for investment)	$147,008	$129,006
Stable Income Fund	15,270,296	14,404,857
Baxter Common Stock Fund	6,687,414	6,587,031
Composite Fund	1,677,295	1,360,505
General Equity Fund	1,638,024	1,266,877
SSgA S&P 500 Flagship Fund	3,422,686	2,867,205
SSgA International EAFE Equity Index Fund	1,853,385	1,396,409
Edwards Lifesciences Common Stock Fund	54,427	45,273
SSgA Small Cap Fund	1,092,631	846,072
Target Retirement Funds	457,690	80,293
Participant loans	3,858,465	3,806,521
Collateral held on loaned securities	4,478,307	1,872,925

Total investments at fair value	40,637,628	34,662,974
Adjustment from fair value to contract value for Stable Income Fund	(116,408)	(534,566)

Total investments	$40,521,220	$34,128,408

Baxter Healthcare of Puerto Rico
Savings and Investment Plan
Notes to Financial Statements
December 31, 2009 and 2008

During 2009 and 2008, the Plan’s investments, including gains and losses on investments bought and sold as well as held during the year, appreciated (depreciated) in value as follows:

	2009	2008

Baxter common stock	$548,403	$(581,293)
Other common stock	625,968	(1,557,508)
U.S. government and government agency issues	1,193	4,641
Corporate and other obligations	89,302	(148,133)
Commingled funds	1,317,282	(3,466,969)
Registered investment companies	63,901	(23,180)
Collateral held on loaned securities	83,903	(156,026)

	$2,729,952	$(5,928,468)

6.	Securities Lending Transactions

The Plan participates in a securities lending program with the Custodian. The program allows the Custodian to loan securities, which are assets of the Plan, to approved brokers (the Borrowers).

The Custodian requires the Borrowers, pursuant to a security loan agreement, to deliver collateral to secure each loan in an amount that is at least equal to the fair value of the securities loaned. The Plan bears the risk of loss with respect to any unfavorable change in fair value of the invested cash collateral. However, the Borrower bears the risk of loss related to the decrease in the fair value of the non-cash collateral and, therefore, would have to deliver additional securities to maintain the required collateral. In the event of default by the Borrower, the Custodian shall indemnify the Plan by purchasing replacement securities equal to the number of unreturned loaned securities, or, if replacement securities are not able to be purchased, the Custodian shall credit the Plan for the market value of the unreturned securities. In each case, the Custodian would apply the proceeds from the collateral for such a loan to make the Plan whole.

The fair value of the investment of cash collateral received pursuant to securities lending transactions is reflected on the Statements of Net Assets Available for Benefits as an asset and the obligation to return the amount received is reflected as a liability.

As of December 31, 2009 and 2008, the Plan had securities on loan with a fair market value of $4,442,242 and $1,975,004, respectively, with cash collateral received of $4,550,430 and $2,028,951, respectively. Cash collateral was invested in a short-term commingled investment fund as of December 31, 2009 and 2008. While as of December 31, 2009 and December 31, 2008 this fund was transacting on a dollar-for-dollar basis, the net asset value of the fund’s underlying securities was $0.9842 and $0.9231, respectively, per unit. As a result of this increase, an unrealized gain of $83,903 is reflected in the 2009 Statement of Changes in Net Assets Available for Benefits compared with an unrealized loss of $156,026 reported in 2008. As of December 31, 2009 and 2008, the cash collateral received is reflected at its fair value of $4,478,307 and $1,872,925, respectively, in the 2009 and 2008 Statements of Net Assets Available for Benefits.

Non-cash collateral of $139,702 received for securities on loan at December 31, 2009 consisted of U.S. government and government agency issues held by the Custodian on behalf of the Plan. The Plan did not hold any non-cash collateral at December 31, 2008. Non-cash collateral is not included with the collateral balance on the 2009 Statement of Net Assets Available for Benefits because it may not be sold or repledged. A portion of the income generated upon investment of cash collateral is remitted to the Borrowers, and the remainder is allocated between the Plan and the Custodian in its capacity as a security agent. Securities lending income allocated to the Plan amounted to $732 and $21,335 for 2009 and 2008, respectively. Securities lending income is classified as interest income in the Statements of Changes in Net Assets Available for Benefits.

Baxter Healthcare of Puerto Rico
Savings and Investment Plan
Notes to Financial Statements
December 31, 2009 and 2008

7.	Plan Termination

Although it has not expressed any intent to do so, the Plan sponsor has the right under the Plan to reduce, suspend or discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event the Plan terminates, the interest of each participating employee in the Plan shall become fully vested and such termination of the Plan would not reduce the interest of any participating employee or their beneficiaries accrued under the Plan up to the date of such termination.

8.	Tax Status of the Plan

The Puerto Rico Treasury Department has determined and informed the Plan sponsor that the Plan and the related trust are designed in accordance with applicable sections entitling exemption from income taxes. The Plan sponsor has also obtained a favorable determination letter dated October 1, 2003, from the Internal Revenue Service (IRS) stating that the Plan is in compliance with IRS regulations. The Plan has been amended since receiving the determination letter. The Plan Sponsor believes that the Plan is currently designed and being operated in compliance with the applicable tax requirements. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

9.	Related Parties

Parties-in-interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer, and certain others.

At December 31, 2009 and 2008, the Plan held shares of common stock and bonds of Baxter, the Plan sponsor’s parent; units of participation in certain commingled funds and short-term investment funds of State Street Bank and Trust Company, the Plan’s Custodian; loans with participants; shares of common stock, bonds, and interest rate wrapper contracts of Bank of America, issuer of the Plan’s fully benefit-responsive contracts; interest rate wrapper contracts of Aegon Institutional Markets, issuer of the Plan’s fully benefit-responsive contracts; and units of registered investment companies managed by Pacific Investment Management Company, an investment manager for the Plan. These transactions are allowable party-in-interest transactions under ERISA and the regulations promulgated thereunder.

Fees paid by the Plan for investment management, recordkeeping and consulting services, also qualify as party-in-interest transactions and are included in Plan-related expenses in the accompanying financial statements. The Company pays certain expenses for the administration of the Plan. These transactions are exempt from the party-in interest transaction prohibitions of ERISA.

SUPPLEMENTAL SCHEDULE

Baxter Healthcare of Puerto Rico
Savings and Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
Employer Identification Number: 66-0678126 and Plan Number 024	Schedule I
December 31, 2009

Identity of Issue		Description of Investment	Cost (1)	Current Value

Cash and Cash Equivalents:
*	State Street Bank & Trust Co	Short-Term Investment Fund	—	822,088

	Cash and cash equivalents			$822,088

** Common Stock:

	Abbott Labs	Common Stock	—	13,880
	Ace Limited	Common Stock	—	2,422
	Aes Corp	Common Stock	—	11,813
	Aetna Inc	Common Stock	—	9,390
	Air Prods & Chems Inc	Common Stock	—	33,252
	AK STL Hldg Corp	Common Stock	—	4,773
	Alcon Inc	Common Stock	—	85,238
	Altria Group Inc	Common Stock	—	6,451
	Amazon Com Inc	Common Stock	—	11,127
	Ameriprise Finl Inc	Common Stock	—	7,029
	Aol Inc	Common Stock	—	1,348
	Apache Corp	Common Stock	—	6,804
	Apollo Group Inc	Common Stock	—	13,136
	Apple Inc	Common Stock	—	96,361
	Arcelormittal SA Luxembour	Common Stock	—	2,915
	Archer Daniels Midland Co	Common Stock	—	10,149
	AT&T Inc	Common Stock	—	31,331
	Baker Hughes Inc	Common Stock	—	13,076
*	Bank of America Corp	Common Stock	—	13,063
*	Bank of America Corp	Common Stock	—	9,460
*	Bank of America Corp	Common Stock	—	11,363
*	Baxter Intl Inc	Common Stock	—	6,590,779
	BB&T Corp	Common Stock	—	5,983
	Berkshire Hathaway Inc DEL	Common Stock	—	11,088
	Blackstone Group LP	Common Stock	—	25,018
	Boston Scientific Corp	Common Stock	—	11,700
	Broadcom Corp	Common Stock	—	9,913
	Bunge Limited	Common Stock	—	10,345
	Cameron Intl cOrp	Common Stock	—	20,324
	Carnival Corp	Common Stock	—	6,234
	Caterpillar Inc	Common Stock	—	3,822
	CBS Corp New	Common Stock	—	6,941
	Celgene Corp	Common Stock	—	14,937
	Chevron Corp	Common Stock	—	6,712
	Cimarex Energy Co	Common Stock	—	7,815
	Cisco Sys Inc	Common Stock	—	23,896
	Citigroup Inc	Common Stock	—	13,064

Baxter Healthcare of Puerto Rico
Savings and Investment Plan

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
Employer Identification Number: 66-0678126 and Plan Number 024	Schedule I
December 31, 2009

CME Group Inc	Common Stock	—	15,734
Coca Cola Co	Common Stock	—	9,493
Comcast Corp New	Common Stock	—	13,135
Comcast Corp New	Common Stock	—	13,795
ConocoPhillips	Common Stock	—	29,455
ConocoPhillips	Common Stock	—	12,045
Constellation Brands Inc	Common Stock	—	3,775
Cooper in Dustries Plc	Common Stock	—	21,257
Corning Inc	Common Stock	—	6,691
Costco Whsl Corp New	Common Stock	—	22,817
Covidien Plc	Common Stock	—	13,811
Credit Suisse Group	Common Stock	—	9,396
D R Horton Inc	Common Stock	—	3,001
Danaher Corp	Common Stock	—	25,469
Dean Foods Co New	Common Stock	—	3,125
Dell Inc	Common Stock	—	13,274
Deutsche Bank AG	Common Stock	—	10,779
Devon Energy Corporation	Common Stock	—	21,607
Devon Energy Corporation	Common Stock	—	16,020
Du Pont E I De Nemours	Common Stock	—	16,860
Edwards Lifesciences Corp	Common Stock	—	53,511
El Paso Corp	Common Stock	—	13,965
Emc Corp	Common Stock	—	26,049
Ensco International Spon A	Common Stock	—	3,170
Eqt Corp	Common Stock	—	11,586
Exelon Corp	Common Stock	—	15,295
Fedex Corp	Common Stock	—	14,924
Flextronics International	Common Stock	—	11,692
Ford Mtr Co Del	Common Stock	—	7,120
Franklin Res Inc	Common Stock	—	29,233
Freeport Mcmoran Copper	Common Stock	—	28,180
Garmin Ltd	Common Stock	—	3,191
General Elec Co	Common Stock	—	15,068
Genzyme Corp	Common Stock	—	13,257
Gilead Sciences Inc	Common Stock	—	44,700
Goldman Sachs Group Inc	Common Stock	—	85,085
Goldman Sachs Group Inc	Common Stock	—	21,703
Google Inc	Common Stock	—	97,607
Hess Corp	Common Stock	—	18,191
Hewlett Packard Co	Common Stock	—	51,432
Home Depot Inc	Common Stock	—	5,691
Huntsman Corp	Common Stock	—	2,940
Illinois Tool Wks Inc	Common Stock	—	38,246

Baxter Healthcare of Puerto Rico
Savings and Investment Plan

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
Employer Identification Number: 66-0678126 and Plan Number 024	Schedule I
December 31, 2009

Ingersoll Rand Plc	Common Stock	—	7,590
Ingersoll Rand Plc	Common Stock	—	12,983
Intel Corp	Common Stock	—	56,686
Intuit	Common Stock	—	14,760
Invesco Ltd	Common Stock	—	14,808
JC Penney Inc	Common Stock	—	6,722
Johnson Ctls Inc	Common Stock	—	23,140
JP Morgan Chase & Co	Common Stock	—	71,274
JP Morgan Chase & Co	Common Stock	—	14,252
Kla Tencor Corp	Common Stock	—	14,187
Kohls Corp	Common Stock	—	28,633
Lam Resh Corp	Common Stock	—	5,873
Limited Brands Inc	Common Stock	—	4,710
Lowes Cos Inc	Common Stock	—	7,660
Macys Inc	Common Stock	—	5,878
Marsh & Mclennan Cos Inc	Common Stock	—	13,253
Masco Corp	Common Stock	—	3,658
McDonalds Corp	Common Stock	—	5,444
Medco Health Solutions Inc	Common Stock	—	10,787
Merck & Co Inc New	Common Stock	—	25,416
Metlife Inc	Common Stock	—	3,201
Microsoft Corp	Common Stock	—	27,912
Microsoft Corp	Common Stock	—	14,995
Morgan Stanley	Common Stock	—	9,396
Morgan Stanley	Common Stock	—	11,282
Motorola Inc	Common Stock	—	9,706
Newmont Mng Corp	Common Stock	—	12,797
News Corp	Common Stock	—	22,249
Nexen Inc	Common Stock	—	6,446
Noble Energy Inc	Common Stock	—	5,493
Nokia Corp	Common Stock	—	9,393
Northrop Grumman Corp	Common Stock	—	10,550
Novartis Ag	Common Stock	—	12,168
Nvr Inc	Common Stock	—	6,752
Occidental Pete Corp	Common Stock	—	29,006
Office Depot Inc	Common Stock	—	3,288
Oracle Corp	Common Stock	—	6,995
Pepsico Inc	Common Stock	—	11,621
Pfizer Inc	Common Stock	—	29,888
Pfizer Inc	Common Stock	—	17,689
Pulte Homes Inc	Common Stock	—	2,906
Qualcomm Inc	Common Stock	—	43,020
Qualcomm Inc	Common Stock	—	14,064
Regions Finl Corp New	Common Stock	—	2,577

Baxter Healthcare of Puerto Rico
Savings and Investment Plan

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
Employer Identification Number: 66-0678126 and Plan Number 024	Schedule I
December 31, 2009

	RRI Energy Inc	Common Stock	—	2,244
	Schlumberger Ltd	Common Stock	—	50,892
	Schlumberger Ltd	Common Stock	—	8,294
	Schwab Charles Corp	Common Stock	—	13,021
	Smith Intl Inc	Common Stock	—	12,543
	Smithfield Foods Inc	Common Stock	—	3,226
	Southwest Airls Co	Common Stock	—	10,285
	Sprint Nextel Corp	Common Stock	—	13,770
	SPX Corp	Common Stock	—	6,603
*	State Street Corporation	Common Stock	—	11,096
	Steel Dynamics Inc	Common Stock	—	2,476
	Suncor Energy Inc New	Common Stock	—	21,668
	Supervalu Inc	Common Stock	—	6,762
	Symantec Corp	Common Stock	—	10,858
	Symantec Corp	Common Stock	—	13,518
	Target Corp	Common Stock	—	29,969
	Teva Pharmaceutical Inds L	Common Stock	—	33,595
	Texas Instrs Inc	Common Stock	—	16,836
	Textron Inc	Common Stock	—	3,112
	Time Warner Cable Inc	Common Stock	—	16,886
	Time Warner Inc	Common Stock	—	17,295
	Time Warner Inc	Common Stock	—	9,934
	Travelers Cos Inc	Common Stock	—	5,963
	Tyco Electronics Ltd Switz	Common Stock	—	16,986
	Unilever N V	Common Stock	—	9,504
	Unitedhealth Group Inc	Common Stock	—	11,720
	Unum Group	Common Stock	—	3,055
	US Bancorp Del	Common Stock	—	9,284
	Vale Sa	Common Stock	—	27,127
	Valero Energy Corp	Common Stock	—	11,402
	Valero Energy Corp	Common Stock	—	12,450
	Vertex Pharmaceuticals Inc	Common Stock	—	6,610
	Viacom Inc New	Common Stock	—	1,961
	Visa Inc	Common Stock	—	8,212
	Vodafone Group Plc New	Common Stock	—	7,149
	Wal Mart Stores Inc	Common Stock	—	13,442
	Washington Post Co	Common Stock	—	12,014
	Wells Fargo & Co	Common Stock	—	905
	Wells Fargo & Co	Common Stock	—	17,105
	Western Digital Corp	Common Stock	—	8,785
	Xl Capital Ltd	Common Stock	—	8,278

	Common Stock			$9,234,270

Baxter Healthcare of Puerto Rico
Savings and Investment Plan

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
Employer Identification Number: 66-0678126 and Plan Number 024	Schedule I
December 31, 2009

** U.S. Government and Government Agency Issues:

Fed Hm Ln Pc Pool A37176	5.0% 01 SEP 2035	—	9,101
Fed Hm Ln Pc Pool A46049	5.0% 01 JUL 2035	—	8,062
Fed Hm Ln Pc Pool C48827	6.0% 01 MAR 2031	—	257
Fed Hm Ln Pc Pool G12334	5.0% 01 SEP 2021	—	5,123
Federal Home Ln Mtg Corp	5.0% 15 JAN 2030	—	2,493
Federal Home Ln Mtg Corp	5.0% 15 DEC 2023	—	390
Federal Home Ln Mtg Corp	5.0% 15 MAR 2019	—	1,843
Federal Home Ln Mtg Corp	5.0% 15 SEP 2018	—	739
FNMA Pool 256398	6.0% 01 SEP 2021	—	1,058
FNMA Pool 323887	6.0% 01 DEC 2013	—	717
FNMA Pool 581043	6.0% 01 MAY 2016	—	330
FNMA Pool 615005	6.0% 01 DEC 2016	—	621
FNMA Pool 694448	5.5% 01 APR 2033	—	6,601
FNMA Pool 725690	6.0% 01 AUG 2034	—	4,758
FNMA Pool 745418	5.5% 01 APR 2036	—	3,093
FNMA Pool 748115	6.0% 01 OCT 2033	—	1,452
FNMA Pool 815316	5.5% 01 MAY 2035	—	7,766
FNMA Pool 822979	5.5% 01 APR 2035	—	7,852
FNMA Pool 885504	6.0% 01 JUN 2021	—	2,689
FNMA Pool 888102	5.5% 01 MAY 2036	—	474
FNMA Pool 902793	6.5% 01 NOV 2036	—	6,195
Mexico Utd Mex St	8.0% 17 DEC 2015	—	1,275
United States Treas Notes	2.125% 30 APR 2010	—	14,462
United States Treas Notes	1.125% 15 DEC 2011	—	49,727
United States Treas Notes	0.875% 28 FEB 2011	—	26,232
US Treasury	1.375% 15 SEP 2012	—	10,522

U.S. Government and Government Agency Issues			$173,832

** Corporate and Other Obligations:

Abu Dhabi Natl Energy	7.25% 01 AUG 2018	—	3,811
Aes Corp	8.0% 15 OCT 2017	—	2,038
Aes Corp	7.75% 15 OCT 2015	—	1,779
Agilent Technologies	6.5% 01 NOV 2017	—	5,749
Albertsons Inc	6.625% 01 JUN 2028	—	222
Albertsons Inc	7.5% 15 FEB 2011	—	3,106
Altria Group Inc	9.95% 10 NOV 2038	—	5,330
Altria Group Inc	9.25% 06 AUG 2019	—	783
American Tower Corp	4.625% 01 APR 2015	—	1,702
Anheuser Busch Cos Inc	6.5% 01 MAY 2042	—	1,560
Anheuser Busch Cos Inc	4.95% 15 JAN 2014	—	241
Anheuser Busch Inbev	4.125% 15 JAN 2015	—	6,465
Apache Corp	6.0% 15 JAN 2037	—	249
AT&T Corp	6.5% 15 MAR 2029	—	233
Ba Cr Card Tr	1.0% 15 JAN 2016	—	806

Baxter Healthcare of Puerto Rico
Savings and Investment Plan

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
Employer Identification Number: 66-0678126 and Plan Number 024	Schedule I
December 31, 2009

	Ba Cr Card Tr	1.0% 15 JUN 2014	—	1,027
*	Banc Amer Coml Mtg Tr	1.0% 10 APR 2049	—	1,510
*	Bank Corp Amer	4.75% 15 AUG 2013	—	2,553
	Bank One Issuance	4.77% 16 FEB 2016	—	1,229
	Barclays Bank Plc	5.2% 10 JUL 2014	—	2,477
	Barclays Bank Plc	5.0% 22 SEP 2016	—	2,387
	Bear Stearns Coml Mtg Secs Tr	1.0% 11 JUN 2040	—	1,858
	Bell Canada	6.1% 16 MAR 2035	—	1,800
	Bell Cda	6.55% 01 MAY 2029	—	862
	Bell Cda	7.3% 23 FEB 2032	—	1,174
	Bemis Company	5.56% 01 AUG 2019	—	671
	Boston Scientific Corp	4.5% 15 JAN 2015	—	1,814
	Bottling Group LLC	5.125% 15 JAN 2019	—	1,821
	Cameron Intl Corp	6.375% 15 JUL 2018	—	137
	Cameron Intl Corp	7.0% 15 JUL 2038	—	483
	Canadian Pacific RR Co	7.25% 15 MAY 2019	—	1,129
	Capital One Multi Ass Exe	1.0% 15 JUL 2020	—	1,175
	Caterpillar Financial	5.45% 15 APR 2018	—	183
	CD	5.322% 11 DEC 2049	—	5,576
	CD Mtg Tr	5.617% 15 OCT 2048	—	4,285
	Cellco Part/Veri Wireless	8.5% 15 NOV 2018	—	507
	Cellco Part/Veri Wireless	5.55% 01 FEB 2014	—	3,550
	Chesapeake Energy Corp	6.5% 15 AUG 2017	—	172
	Chesapeake Energy Corp	7.625% 15 JUL 2013	—	3,427
	Chevron Phillips Chemical	7.0% 15 JUN 2014	—	2,159
	Cigna Corp	8.5% 01 MAY 2019	—	66
	Cit Equip Coll	6.59% 22 DEC 2014	—	4,017
	Citibank Cr Card	6.3% 20 JUN 2014	—	7,719
	Citigroup Coml Mtg Tr	5.431% 15 OCT 2049	—	542
	Citigroup Inc	5.0% 15 SEP 2014	—	4,786
	Citizens Communications	7.875% 15 JAN 2027	—	3,117
	Colorado Intst Gas Co	5.95% 15 MAR 2015	—	258
	Colorado Intst Gas Co	6.8% 15 NOV 2015	—	193
	Columbia/HCA Healthcare	7.58% 15 SEP 2025	—	104
	Columbia/HCA Healthcare	7.69% 15 JUN 2025	—	481
	Columbia/HCA Healthcare	7.5% 15 DEC 2023	—	267
	Comcast Corp New	5.65% 15 JUN 2035	—	1,354
	Comcast Corp New	6.45% 15 MAR 2037	—	1,144
	Comcast Corp New	6.95% 15 AUG 2037	—	5,577
	Comcast Corp New	6.4% 15 MAY 2038	—	2,284
	Comm Mtg Tr	1.0% 10 DEC 2049	—	530
	Commercial Mtg Tr	5.736% 10 DEC 2049	—	2,385
	ConocoPhillips	4.75% 01 FEB 2014	—	4,516
	Corning Inc	6.85% 01 MAR, 2029	—	175
	Corning Inc	7.25% 15 AUG 2036	—	714
	Covidien Intl Fin	6.0% 15 OCT 2017	—	2,930
	Credit Suisse	6.0% 15 FEB 2018	—	3,667
	CSC Holdings Inc	7.875% 15 FEB 2018	—	1,874

Baxter Healthcare of Puerto Rico
Savings and Investment Plan

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
Employer Identification Number: 66-0678126 and Plan Number 024	Schedule I
December 31, 2009

CSC Holdings Inc	8.5% 15 APR 2014	—	1,555
Delta Airlines Inc	1.0% 10 FEB 2024	—	2,735
Deutscche Telkom Int	4.875% 08 JUL 2014	—	2,756
Discover Card	1.0% 16 OCT 2014	—	3,209
Duke Energy	6.25% 15 JAN 2012	—	379
Embarq Corp	7.995% 01 JUN 2036	—	9,928
Enel Fin Intl	6.25% 15 SEP 2017	—	4,277
Eqt Corp	8.125% 01 JUN 2019	—	1,134
Equifax Inc	7.0% 01 JUL 2037	—	1,780
Erac Finc Co	6.375% 15 OCT 2017	—	7,139
Erac Finc Co	7.0% 15 OCT 2037	—	114
Eurofima	11.0% 05 FEB 2010	—	1,058
Express Scripts	7.25% 15 JUN 2019	—	398
Florida Gas Transmission Co	7.9% 15 MAY 2019	—	615
Ford Mtr Co	7.25% 25 OCT 2011	—	3,834
GCCFC 2006 GG7	1.0% 10 JUL 2038	—	1,331
General Electric	3.75% 14 NOV 2014	—	4,956
General Mtrs Accep Corp	6.875% 28 AUG 2012	—	2,115
Georgia Pac Corp	7.375% 01 DEC 2025	—	1,339
Georgia Pac Corp	7.25% 01 JUN 2028	—	2,010
Georgia Pac Corp	7.75% 15 NOV 2029	—	2,134
Georgia Pac Corp	8.875% 15 MAY 2031	—	62
Georgia Pac Corp	8.0% 15 JAN 2024	—	119
GMAC LLC	6.875% 28 AUG 2012	—	836
GMAC LLC	7.25% 02 MAR 2011	—	324
GMAC LLC	6.625% 15 MAY 2012	—	1,374
GMAC LLC	6.875% 15 SEP 2011	—	644
GMAC LLC	6.0% 15 DEC 2011	—	2,210
Goldman Sachs Group Inc	6.125% 15 FEB 2033	—	352
Goldman Sachs Group Inc	4.75% 15 JUL 2013	—	367
Goldman Sachs Group Inc	5.125% 15 JAN 2015	—	3,437
Goldman Sachs Group Inc	5.625% 15 JAN 2017	—	3,759
Goldman Sachs Group Inc	6.75% 01 OCT 2037	—	4,743
Goldman Sachs Group Inc	5.95% 18 JAN 2018	—	2,159
Goldman Sachs Group Inc	6.15% 01 APR 2018	—	1,313
Greenewich Capital Comm	5.444% 10 MAR 2039	—	8,516
Hasbro Inc	6.3% 15 SEP 2017	—	1,175
Hasbro Inc	6.125% 15 MAY 2014	—	763
HCA Inc	6.5% 15 FEB 2016	—	3,219
Hertz	4.26% 25 MAR 2014	—	3,493
Hess Corp	7.0% 15 FEB 2014	—	986
Hewlett Packard	4.75% 02 JUN 2014	—	3,244
Home Depot	5.4% 01 MAR 2016	—	306
Home Depot	5.87% 16 DEC 2036	—	5,435
Hospira Inc	6.05% 30 MAR 2017	—	2,079
Incitec Pivot Fin LLC	6.0% 10 DEC 2019	—	1,156
Ingersoll Rand Global	6.875% 15 AUG 2018	—	2,266
International Paper	7.975% 15 JUN 2018	—	3,032

Baxter Healthcare of Puerto Rico
Savings and Investment Plan

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
Employer Identification Number: 66-0678126 and Plan Number 024	Schedule I
December 31, 2009

JC Penny Corporation	6.375% 15 OCT 2036	—	1,660
JC Penny Corporation	6.875% 15 OCT 2015	—	1,233
JP Morgan Chase Coml Mtg Secs	1.0% 15 APR 2045	—	1,351
JP Morgan Chase Coml Mtg Secs	5.44% 12 JUN 2047	—	1,272
JP Morgan Chase Coml Mtg Secs	5.42% 15 JAN 2049	—	13,698
JP Morgan Chase Coml Mtg Secs	1.0% 12 FEB 2049	—	664
JP Morgan Chase Coml Mtg Secs	1.0% 15 JUN 2049	—	1,272
Kraft Foods	6.5% 01 NOV 2031	—	763
Kraft foods	6.5% 11 AUG 2017	—	2,916
Kreditanst Fur Wie	10.75% 01 FEB 2010	—	112
LB UBS Coml Mtg	1.0% 15 MAR 2039	—	4,167
Lilly Eli & Co	4.2% 06 MAR 2014	—	3,247
Macys Retail Holdings	5.35% 15 MAR 2012	—	1,730
Marathon Oil	6.5% 15 FEB 2014	—	2,197
MBNA Cr Card Master Nt	1.0% 16 AUG 2021	—	2,536
McDonalds Corp	5.0% 01 FEB 2019	—	733
McKesson Corp	6.15% 15 FEB 2018	—	1,292
Merril Lynch & Co	6.4% 28 AUG 2017	—	4,365
Merril Lynch & Co	5.45% 05 FEB 2013	—	246
Merril Lynch & Co	6.875% 25 APR 2018	—	818
Merril Lynch & Co	5.0% 15 JAN 2015	—	5,050
Merril Lynch & Co	6.05% 16 MAY 2016	—	177
Merril Lynch & Co	6.11% 29 JAN 2037	—	1,831
Merrill Lynch Mtg Invs Inc	1.0% 25 FEB 2035	—	2,507
ML CFC Coml Mgt	5.172% 12 DEC 2049	—	1,807
ML CFC Coml Mtg Tr	1.0% 12 MAR 2051	—	238
Morgan Stanley Group Inc	5.45% 09 JAN 2017	—	1,653
Morgan Stanley Group Inc	5.55% 27 APR 2017	—	2,934
Morgan Stanley Group Inc	5.375% 15 OCT 2015	—	1,992
Morgan Stanley Group Inc	4.75% 01 APR 2014	—	7,579
Morgan Stanley Cap I	5.569% 15 DEC 2044	—	716
Nabors Inds Inc	6.15% 15 FEB 2018	—	182
Nabors Inds Inc	9.25% 15 JAN 2019	—	6,596
Newmont Mng Corp	5.875% 01 APR 2035	—	1,274
News Amer Inc	6.15% 01 MAR 2037	—	3,313
Nextel Communications	7.375% 01 AUG 2015	—	625
Nextel Communications	6.875% 31 OCT 2013	—	1,870
Nextel Communications	5.95% 15 MAR 2014	—	2,345
Nisource Finance Corp	6.125% 01 MAR 2022	—	1,669
Norfolk Southern Corp	5.75% 15 JAN 2016	—	3,418
Oneok Partners LLP	8.625% 01 MAR 2019	—	3,102
Oracle Corp	5.0% 08 JUL 2019	—	4,639
Owens Corning	7.0% 01 DEC 2036	—	1,090
Petrobras Intl Fin Co	5.875% 01 MAR 2018	—	8,777
Petroplus Fin Ltd	6.75% 01 MAY 2014	—	824
Petroplus Fin Ltd	7.0% 01 MAY 2017	—	789
Quest Diagnostics Inc	4.75% 30 JAN 2020	—	1,301
Qwest Corp	6.5% 01 JUN 2017	—	8,218

Baxter Healthcare of Puerto Rico
Savings and Investment Plan

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
Employer Identification Number: 66-0678126 and Plan Number 024	Schedule I
December 31, 2009

Reed Elsevier Cap Inc	7.75% 15 JAN 2014	—	3,724
Reynolds American Inc	7.25% 15 JUN 2037	—	3,530
Rio Tinto Fin	6.5% 15 JUL 2018	—	4,235
RPM International	6.125% 15 OCT 2019	—	1,693
Simon Property Group	6.75% 15 MAY 2014	—	1,432
Smith Intl	8.625% 15 MAR 2014	—	2,837
Southern Nat Gas	7.35% 15 FEB 2031	—	1,722
Sprint Cap Corp	6.875% 15 NOV 2028	—	6,361
Standard Chartered Bank	6.4% 26 SEP 2017	—	1,450
Tailsman Energy Inc	5.85% 01 FEB 2037	—	726
Tailsman Energy Inc	6.25% 01 FEB 2038	—	1,754
Tailsman Energy Inc	7.75% 01 JUN 2019	—	412
Teck Corporation	9.75% 15 MAY 2014	—	2,750
Telecom Italia Cap	5.25% 15 NOV 2013	—	246
Telecom Italia Cap	6.375% 15 NOV 2033	—	1,947
Telecom Italia Cap	6.0% 30 SEP 2034	—	663
Telefonica	4.949% 15 JAN 2015	—	2,810
Telus Corp	4.95% 15 MAR 2017	—	3,333
Tennessee Gas Pipeline Co	7.0% 15 OCT 2028	—	685
Time Warner Inc	6.625% 15 MAY 2029	—	4,446
Time Warner Inc	5.85% 01 MAY 2017	—	1,105
Time Warner Inc	6.55% 01 MAY 2037	—	1,786
Tyco International	4.125% 15 OCT 2014	—	1,732
United Parcel Service	3.875% 01 APR 2014	—	2,731
United Sts Steel Corp	6.65% 01 JUN 2037	—	2,773
UnitedHealth Group	6.0% 15 FEB 2018	—	3,257
USG Corp	1.0% 15 JAN 2018	—	3,910
Vaelero Energy	6.625% 15 JUN 2037	—	6,686
Vale Overseas Ltd	6.875% 21 NOV 2036	—	1,983
Verizon Communications Inc	8.75% 01 NOV 2018	—	3,866
Vodafone Group Plc	6.15% 27 FEB 2037	—	4,015
WAMU 2005 AR3	1.0% 25 MAR 2035	—	1,205
Waster Management Inc	6.375% 11 MAR 2015	—	1,423
Wellpoint Inc	6.0% 15 FEB 2014	—	3,420
Wells Fargo Mtg Bkd Secs	1.0% 25 OCT 2035	—	5,036
Western Un co	5.93% 01 OCT 2016	—	3,151
Willis North America Inc	7.0% 29 SEP 2019	—	428
Xerox Corp	6.4% 15 MAR 2016	—	2,012

Corporate and Other Obligations			458,968

Baxter Healthcare of Puerto Rico
Savings and Investment Plan

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
Employer Identification Number: 66-0678126 and Plan Number 024	Schedule I
December 31, 2009

** Synthetic Guaranteed Investment Contracts:

	Cash and Cash Equivalents

	Barclays Capital Repo	US Dollar Cash Collateral	—	221,184
	JP Morgan Term Repo	US Dollar Cash Collateral	—	297,832
	Lehman Bankruptcy	Cash Collateral	—	(703)
*	State Street Bank & Trust Co	Short Term Investment Fund	—	12,263
*	State Street Bank & Trust Co.	Short Term Investment Fund	—	39,843
*	State Street Bank & Trust Co.	Short Term Investment Fund	—	52,999
*	State Street Bank & Trust Co	Short Term Investment Fund	—	330,094
*	State Street Bank & Trust Co	Short Term Investment Fund	—	4,045
	Swap Cash Collateral	US Dollar Cash Collateral	—	(10,950)
	Swap Cash Collateral	US Dollar Cash Collateral	—	(10,074)

				936,533

	U.S. Government and Government Agency Issues:

	California ST	7.55% 01 APR 2039	—	13,900
	Canada Govt	3.75% 01 JUN 2019	—	85,533
	Erie Ctny Ny	6.0% 01 JUN 2028	—	4,623
	Fannie Mae	5.375% 12 JUN 2017	—	64,345
	Fannie Mae	5.375% 12 JUN 2017	—	71,751
	Fannie Mae	4.272% 16 NOV 2026	—	135,267
	Fed Hm Ln Pc Pool 1N1417	1.0% 01 FEB 2037	—	10,080
	Fed Hm Ln Pc Pool 1Q0669	1.0% 01 NOV 2037	—	7,285
	Fed Hm Ln Pc Pool A34902	5.5% 01 MAY 2035	—	38,465
	Fed Hm Ln Pc Pool A46675	4.5% 01 AUG 2035	—	10,354
	Fed Hm Ln Pc Pool A47055	4.5% 01 SEP 2035	—	13,359
	Fed Hm Ln Pc Pool B16497	1.0% 15 DEC 2029	—	8,336
	Fed Hm Ln Pc Pool E01343	5.0% 01 APR 2018	—	12,857
	Fed Hm Ln Pc Pool E01377	4.5% 01 MAY 2018	—	24,898
	Fed Hm Ln Pc Pool G01843	6.0% 01 JUN 2035	—	42,001
	Fed Hm Ln Pc Pool G01953	4.5% 01 OCT 2035	—	14,985
	Fed Hm Ln Pc Pool G03205	5.5% 01 JUL 2035	—	7,981
	Fed Hm Ln Pc Pool G12743	5.5% 01 AUG 2022	—	15,338
	Fed Hm Ln Pc Pool G18268	5.0% 01 AUG 2023	—	62,284
	Fed Hm Ln Pc Pool M80844	3.5% 01 SEP 2010	—	985
	Fed Hm Ln Pc Pool M90966	4.0% 01 JAN 2010	—	2,535
	Fed Hm Ln Pool 1J1214	5.5% 01 SEP 2019	—	987
	Fed Hm Ln Pool E96852	4.5% 01 JUN 2013	—	5,517
	Fed Hm Ln Pool G11441	4.0% 01 AUG 2013	—	3,492
	Fed Hm Ln Pool G12021	4.0% 01 MAY 2014	—	8,937
	Fed Hm Ln Pool G12022	4.5% 01 NOV 2013	—	2,084
	Fed Hm Ln Pool G12024	4.5% 01 AUG 2018	—	17,412
	Fed Hm Ln Pool G13235	4.5% 01 AUG 2020	—	22,363
	Fed Hm Ln Pool M80817	4.0% 01 MAY 2010	—	7,897

Baxter Healthcare of Puerto Rico
Savings and Investment Plan

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
Employer Identification Number: 66-0678126 and Plan Number 024	Schedule I
December 31, 2009

Fed Hm Ln Pool M80845	4.5% 01 SEP 2010	—	3,904
Fed Republic of Brazil	8.25% 20 JAN 2034	—	10,911
Fed Republic of Brazil	6.0% 17 JAN 2017	—	18,212
Federal Home Ln Mtg	5.0% 15 JUL 2025	—	5,255
Federal Home Ln Mtg	5.0% 15 SEP 2027	—	15,539
Federal Home Ln Mtg	5.0% 15 DEC 2027	—	29,236
Federal Home Ln Mtg	1.0% 15 FEB 2019	—	7,624
Federal Home Ln Mtg Corp	6.0% 15 FEB 2011	—	41
Federal Home Ln Mtg Corp	4.125% 21 DEC 2012	—	35,052
Federal Natl Mtg Assn	5.503% 25 SEP 2011	—	10,108
Federal Natl Mtg Assn	4.0% 01 DEC 2099	—	105,699
Federal Natl Mtg Assn	1.0% 25 MAY 2030	—	50,663
Federal Natl Mtg Assn	3.25% 09 APR 2013	—	34,319
Federal Natl Mtg Assn	5.375% 15 NOV 2011	—	46,034
Federal Natl Mtg Assn	5.703% 25 MAY 2011	—	5,683
Federal Natl Mtg Assn	5.139% 25 DEC 2011	—	5,565
Federal Natl Mtg Assn	4.768% 25 APR 2012	—	5,646
Federal Natl Mtg Assn	2.625% 20 NOV 2014	—	155,763
FICO Strip Cpn	0.01% 08 AUG 2015	—	7,781
Financing Corp	10.7% 06 OCT 2017	—	7,454
Financing Corp	9.8% 06 APR 2018	—	10,604
Financing Corp	0.01% 27 DEC 2018	—	4,764
Financing Corp	0.01% 07 MAR 2019	—	5,056
Financing Corp	0.01% 06 OCT 2015	—	3,500
Financing Corp	0.01% 03 FEB 2017	—	46,496
Financing Corp	0.01% 26 SEP 2014	—	13,488
Financing Corp	0.01% 26 SEP 2019	—	5,845
Financing Corp	0.1% 11 MAY 2013	—	16,009
Financing Corp	0.01% 27 DEC 2012	—	37,437
Financing Corp	0.01% 06 JUN 2013	—	18,113
Financing Corp	0.01% 30 NOV 2017	—	46,602
FNMA Pool 125420	5.5% 01 MAY 2011	—	97
FNMA Pool 254088	5.5% 01 DEC 2016	—	1,969
FNMA Pool 254140	5.5% 01 JAN 2017	—	5,866
FNMA Pool 254693	5.5% 01 APR 2033	—	16,638
FNMA Pool 254722	5.5% 01 MAY 2018	—	14,694
FNMA Pool 254763	4.0% 01 MAY 2010	—	3,144
FNMA Pool 254836	4.0% 01 JUL 2010	—	4,238
FNMA Pool 255276	4.0% 01 JUN 2011	—	4,255
FNMA Pool 255364	6.0% 01 SEP 2034	—	14,073
FNMA Pool 255765	5.0% 01 JUL 2020	—	4,467
FNMA Pool 256101	5.5% 01 FEB 2036	—	50,648
FNMA Pool 256269	5.5% 01 JUN 2036	—	42,218
FNMA Pool 256270	4.5% 01 FEB 2039	—	3,672
FNMA Pool 323348	8.5% 01 JUN 2012	—	52
FNMA Pool 343347	5.5% 01 APR 2011	—	1,072
FNMA Pool 357585	4.5% 01 MAY 2011	—	4,792
FNMA Pool 386255	3.530% 01 JUL 2010	—	11,139

Baxter Healthcare of Puerto Rico
Savings and Investment Plan

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
Employer Identification Number: 66-0678126 and Plan Number 024	Schedule I
December 31, 2009

FNMA Pool 456654	5.5% 01 FEB 2014	—	1,174
FNMA Pool 545696	6.0% 01 JUN 2022	—	11,068
FNMA Pool 545904	5.5% 01 SEP 2017	—	10,550
FNMA Pool 555541	1.0% 01 APR 2033	—	2,088
FNMA Pool 623505	6.0% 01 DEC 2011	—	2,803
FNMA Pool 722999	5.0% 01 JUN 2018	—	29,934
FNMA Pool 725027	5.0% 01 NOV 2033	—	8,519
FNMA Pool 725222	5.5% 01 FEB 2034	—	20,045
FNMA Pool 725423	5.5% 01 MAY 2034	—	14,429
FNMA Pool 725424	5.5% 01 APR 2034	—	7,390
FNMA Pool 725690	6.0% 01 AUG 2034	—	5,361
FNMA Pool 725946	5.5% 01 NOV 2034	—	19,313
FNMA Pool 735224	5.5% 01 FEB 2035	—	36,718
FNMA Pool 735654	1.0% 01 OCT 2044	—	3,049
FNMA Pool 743132	5.0% 01 OCT 2018	—	27,888
FNMA Pool 745275	5.0% 01 FEB 2036	—	66,841
FNMA Pool 745327	6.0% 01 MAR 2036	—	10,823
FNMA Pool 745569	4.0% 01 NOV 2013	—	6,176
FNMA Pool 745571	4.0% 01 JAN 2019	—	32,868
FNMA Pool 756363	1.0% 01 DEC 2033	—	6,578
FNMA Pool 759866	5.5% 01 FEB 2034	—	7,872
FNMA Pool 831540	6.0% 01 JUN 2036	—	32,977
FNMA Pool 837220	4.5% 01 AUG 2020	—	91,218
FNMA Pool 841068	5.5% 01 AUG 2035	—	12,561
FNMA Pool 844444	5.0% 01 DEC 2035	—	47,599
FNMA Pool 848647	5.5% 01 JAN 2036	—	32,046
FNMA Pool 871117	5.5% 01 DEC 2036	—	45,669
FNMA Pool 871288	6.0% 01 MAY 2036	—	18,728
FNMA Pool 880611	5.5% 01 MAR 2036	—	22,244
FNMA Pool 880611	5.5% 01 MAR 2036	—	49,999
FNMA Pool 880626	5.5% 01 APR 2036	—	91,045
FNMA Pool 881655	1.0% 01 MAR 2036	—	5,894
FNMA Pool 887049	6.0% 01 AUG 2036	—	5,789
FNMA Pool 888021	6.0% 01 DEC 2036	—	7,852
FNMA Pool 888521	1.0% 01 MAR 2034	—	11,450
FNMA Pool 888789	5.0% 01 JUL 2036	—	9,179
FNMA Pool 889004	5.073% 01 AUG 2037	—	21,551
FNMA Pool 889040	5.0% 01 JUN 2037	—	23,079
FNMA Pool 893537	5.5% 01 SEP 2021	—	908
FNMA Pool 902397	1.0% 01 NOV 2036	—	7,608
FNMA Pool 918353	6.0% 01 MAY 2037	—	51,608
FNMA Pool 920602	6.5% 01 NOV 2037	—	74,081
FNMA Pool 922328	5.5% 01 FEB 2022	—	995
FNMA Pool 928373	4.5% 01 MAR 2036	—	16,645
FNMA Pool 931745	5.0% 01 AUG 2024	—	160,630
FNMA Pool 947052	6.0% 01 SEP 2038	—	130,123
FNMA Pool 965616	6.0% 01 DEC 2037	—	751
FNMA Pool 966476	6.0% 01 JAN 2038	—	6,184

Baxter Healthcare of Puerto Rico
Savings and Investment Plan

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
Employer Identification Number: 66-0678126 and Plan Number 024	Schedule I
December 31, 2009

FNMA Pool 988457	5.5% 01 OCT 2023	—	18,649
FNMA Pool 995051	6.0% 01 MAR 2037	—	72,827
FNMA Pool AD0245	5.0% 01 AUG 2038	—	129,941
FNMA Pool AD0248	5.5% 01 NOV 2037	—	21,845
FNMA TBA JAN 30	5.0% 01 DEC 2099	—	(314,592)
FNMA TBA JAN 30	5.5% 01 DEC 2099	—	(22,923)
FNMA TBA JAN 30	6.0% 01 DEC 2099	—	(231,244)
FNMA TBA JAN 30 Single Fam	6.5% 01 DEC 2099	—	136,613
Freddie Mac	6.0% 01 JUN 2036	—	1,191
GNMA I TBA JAN 30	6.5% 01 DEC 2099	—	(11,641)
GNMA I TBA JAN 30 Single Fam	5.5% 01 DEC 2099	—	26,381
GNMA I TBA JAN 30 Single Fam	6.0% 01 DEC 2099	—	8,677
GNMA Pool 677228	6.0% 15 AUG 2038	—	14,124
GNMA Pool 688098	6.0% 15 NOV 2038	—	1,253
GNMA Pool 782469	6.0% 15 NOV 2038	—	15,427
Government Natl Mtg Assn	3.022% 15 JAN 2019	—	14,457
Government Natl Mtg Assn	4.241% 16 JUL 2029	—	2,518
Government Natl Mtg Assn	4.201% 16 AUG 2026	—	7,245
Government Natl Mtg Assn	2.712% 16 FEB 2020	—	5,925
Government Natl Mtg Assn	3.206% 16 APR 2018	—	2,382
Government Natl Mtg Assn	3.11% 16 JAN 2019	—	3,816
Government Natl Mtg Assn	2.946% 16 MAR 2019	—	4,364
Government Natl Mtg Assn	3.084% 16 APR 2022	—	5,725
Italy Rep	5.375% 12 JUN 2017	—	11,458
Michigan Tob Settlement	7.309% 01 JUN 2034	—	16,973
Ontario Prov CDA	4.15% 16 JUN 2014	—	27,768
Ontario Prov CDA	4.5% 03 FEB 2015	—	27,750
Peru Rep	9.875% 06 FEB 2015	—	12,189
Peru Rep	8.375% 03 MAY 2016	—	5,289
Quebec Prov CDA	4.60% 26 MAY 2016	—	27,584
Republic of Croatia	6.75% 05 NOV 2019	—	9,317
Republic of Lithuania	6.75% 15 JAN 2015	—	8,807
Republic of Poland	6.375% 15 JUL 2019	—	7,384
Resolution FDG PBE CPN Strips	.01% 15 APR 2015	—	16,041
Resolution FDG PBE CPN Strips	.01% 15 JAN 2014	—	7,441
Resolution FDG PBE CPN Strips	.01% 15 JAN 2017	—	32,489
Resolution FDG PBE CPN Strips	.01% 15 JUL 2017	—	11,614
Russian Fedn	1.0% 31 MAR 2030	—	11,345
Small Business Admin	7.19% 01 DEC 2019	—	6,555
Small Business Admin	5.68% 01 JUN 2028	—	24,632
Small Business Admin	7.06% 01 NOV 2019	—	3,637
Tobacco Settlement Fin Auth	7.467% 01 JUN 2047	—	9,621
Tobacco Settlement Fin Iowa	6.5% 01 JUN 2023	—	1,755
United Mexican Sts	5.625% 15 JAN 2017	—	10,958
United States N/B	1.125% 30 JUN 2011	—	246,929
United States Treas Bds	8.875% 15 AUG 2017	—	22,837
United States Treas Bds	8.875% 15 AUG 2017	—	128,362
United States Treas Bds	9.125% 15 MAY 2018	—	15,371

Baxter Healthcare of Puerto Rico
Savings and Investment Plan

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
Employer Identification Number: 66-0678126 and Plan Number 024	Schedule I
December 31, 2009

United States Treas Bds	8.5% 15 FEB 2020	—	6,070
United States Treas Bds	7.875% 15 FEB 2021	—	50,038
United States Treas Bds	8.125% 15 MAY 2021	—	14,979
United States Treas Bds	8.0% 15 NOV 2021	—	8,946
United States Treas Bds	7.625% 15 NOV 2022	—	35,054
United States Treas Nts	1.125% 15 JAN 2012	—	33,584
United States Treas Nts	2.375% 31 AUG 2014	—	128,040
United States Treas Nts	4.0% 15 AUG 2018	—	87,229
United States Treas Nts	1.125% 15 JAN 2012	—	107,206
United States Treas Nts	3.0% 31 AUG 2016	—	28,000
United States Treas Nts	4.875% 31 JUL 2011	—	30,234
United States Treas Nts	2.75% 15 FEB 2019	—	66,229
United States Treas Nts	3.0% 15 JUL 2012	—	35,668
United States Treas Nts	3.625% 31 DEC 2012	—	58,934
United States Treas Nts	3.75% 15 NOV 2018	—	130,361
United States Treas Nts	1.75% 15 NOV 2011	—	67,192
United States Treas Nts	1.75% 31 JAN 2014	—	199,154
United States Treas Nts	2.375% 31 AUG 2014	—	187,169
United States Treas Nts	4.875% 31 MAY 2011	—	201,410
United States Treas Nts	3.5% 15 FEB 2018	—	241,632
US Treasury	4.25% 15 MAY 2039	—	14,792
US Treasury	2.5% 31 MAR 2013	—	97,607
US Treasury	0.875% 30 APR 2011	—	319,060
US Treasury	1.0% 31 AUG 2011	—	230,499
US Treasury N/B	2.375% 30 SEP 2014	—	2,171
US Treasury N/B	3.25% 31 DEC 2016	—	45,602
WI Treasury N/B	1.125% 15 DEC 2012	—	93,845
WI Treasury N/B	2.75% 30 NOV 2016	—	48,492
WI Treasury Sec	0.875% 31 MAY 2011	—	235,376

			$6,398,827

Corporate and Other Obligations:

317U175B7 IRO USD Swaption	JUN 10 5y 5.0 Put	—	(40)
317U186B4 IRO USD Swaption	AUG 10 5y 5.5 Put	—	(113)
317U219B5 IRO USD Swaption	AUG 10 10y 6.0 Put	—	(282)
317U299B8 IRO USD Swaption	APR 10 4.25 Put	—	(882)
317U324B7 Swaption BOA 10y	APR 10 3.25 Call	—	(83)
317U326B5 Swaption DUB 10y	APR 10 3.25 Call	—	(200)
317U366b6 IRO USD Swaption	APR 10 5.0 Put	—	(535)
317U374b6 IRO USD Swaption	JUL 12 10.0 Put	—	(210)
317U392B4 IRO USD 10y	FEB 10 4 Put	—	(440)
317U393B3 IRO USD 10y	FEB 10 3.25 Call	—	(8)
317U395B1 IRO USD 7y	FEB 10 3.5 Put	—	(1,443)
317U428B2 IRO USD 10y	JUL 12 10.0 Put	—	(10)
Ace Ina Hldg Inc	5.7% 15 FEB 2017	—	7,089
Ace Ina Hldg Inc	5.6% 15 MAY 2015	—	4,348

Baxter Healthcare of Puerto Rico
Savings and Investment Plan

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
Employer Identification Number: 66-0678126 and Plan Number 024	Schedule I
December 31, 2009

Aep Tex Cent Transition	4.98% 01 JUL 2015	—	6,961
Aetna Inc	6.0% 15 JUN 2016	—	2,874
Agilent Technologies Inc	6.5% 01 NOV 2017	—	11,703
Alcoa Inc	6.75% 15 JUL 2018	—	2,792
Allied Waste	7.25% 15 MAR 2015	—	4,806
Allied Waste	7.125% 15 MAY 2016	—	3,265
Allied World Assurn	7.5% 01 AUG 2016	—	3,859
Allstate Corp	6.125% 15 MAY 2067	—	6,859
Allstate Life Gbl Fdg	6.375% 30 APR 2013	—	12,507
Altria Group Inc	9.7% 10 NOV 2018	—	16,920
Altria Group Inc	9.7% 10 NOV 2018	—	25,853
Amer Express Credit	5.125% 25 AUG 2014	—	9,000
Ameren Corporation	8.875% 15 MAY 2014	—	5,166
American Express Bk	5.55% 17 OCT 2012	—	9,368
American Express Bk	1.0% 12 JUN 2012	—	14,872
American Express Centurion	5.55% 17 OCT 2012	—	19,321
American Express Co	5.5% 12 SEP 2016	—	7,943
American Express Co	6.15% 28 AUG 2017	—	12,474
American Express Co	7.25% 20 MAY 2014	—	6,054
American Express Co	8.125% 20 MAY 2019	—	9,343
American Express Corp	1.0% 04 OCT 2010	—	6,553
American Express Cr Corp	1.0% 02 DEC 2010	—	6,545
American Express Cr Corp	7.3% 20 AUG 2013	—	11,199
American Gen Fin Corp	4.875% 15 MAY 2010	—	19,437
American Gen Fin Corp	4.875% 15 JUL 2012	—	3,411
American Honda Fin Corp	4.625% 02 APR 2013	—	12,375
American Honda Fin Corp	7.625% 01 OCT 2018	—	5,133
American Transmission	5.25% 15 JAN 2022	—	3,892
Americredit Automobile	3.43% 06 JUL 2011	—	1,705
Americredit Automobile Receiv	4.47% 12 JAN 2012	—	1,185
Americredit Prime Automobile	5.35% 09 SEP 2013	—	2,358
Ameriprise Finl Inc	5.65% 15 NOV 2015	—	2,078
Amgen Inc	4.85% 18 NOV 2014	—	14,382
Amgen Inc	6.4% 01 FEB 2039	—	3,004
Amvescap Plc	5.375% 15 DEC 2014	—	3,328
Anadarko Pete Corp	5.95% 15 SEP 2016	—	1,824
Anadrako Pete Corp	8.7% 15 MAR 2019	—	8,036
Anheuser Busch Cos	6.45% 01 SEP 2037	—	18,642
Anheuser Busch Inbev	5.375% 15 NOV 2014	—	26,664
Apache Corp	5.25% 15 APR 2013	—	4,694
Arcelor Mittal USA Inc	6.5% 15 APR 2014	—	4,675
Arcelormittal	6.125% 01 JUN 2018	—	8,361
Assurant Inc	5.625% 15 FEB 2014	—	4,603
AT&T Corp	7.3% 15 NOV 2011	—	10,851
AT&T Inc	4.85% 15 FEB 2014	—	31,785
AT&T Wireless	7.875% 01 MAR 2011	—	4,235
Autozone Inc	5.75% 15 JAN 2015	—	12,112
Avalonbay Cmntys Inc	5.5% 15 JAN 2012	—	3,798

Baxter Healthcare of Puerto Rico
Savings and Investment Plan

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
Employer Identification Number: 66-0678126 and Plan Number 024	Schedule I
December 31, 2009

	Ba Cr Card Tr	1.0% 16 DEC 2013	—	22,330
	Ba Cr Card Tr	1.0% 15 SEP 2012	—	12,321
	Baker Hughes Inc	6.5% 15 NOV 2013	—	4,326
*	Banc Amer Coml Mtg	5.334% 10 SEP 2045	—	14,947
*	Banc Amer Coml Mtg	5.492% 10 FEB 2051	—	11,824
*	Bank Amer Corp	5.42% 15 MAR 2017	—	6,485
*	Bank Amer Corp	5.49% 15 MAR 2019	—	18,622
*	Bank Amer Corp	7.375% 15 MAY 2014	—	7,579
*	Bank Amer Corp	5.75% 01 DEC 2017	—	24,668
*	Bank Amer Corp	4.5% 01 AUG 2010	—	14,644
*	Bank Amer Fdg Corp	1.000% 25 MAY 2035	—	6,230
*	Bank Amer Fdg Vorp	5.65% 01 MAY 2018	—	20,796
	Bank New York Inc	4.95% 01 NOV 2012	—	8,491
	Bank New York Inc	4.5% 01 APR 2013	—	12,835
*	Bank of America Corp	7.375% 15 MAY 2014	—	3,230
	Barclays Bank	5.2% 10 JUL 2014	—	15,205
	Barclays Bank Plc	6.75% 22 MAY 2019	—	3,786
	Barclays Bank Plc	5.0% 22 SEP 2016	—	7,161
	Bayview Finl Secs	1.0% 28 DEC 2035	—	3,260
	Bayview Finl Secs	5.208% 28 APR 2039	—	7,115
	Bear Stearns Alt A	1.0% 25 FEB 2036	—	5,259
	Bear Stearns Alt A	1.0% 25 MAY 2036	—	1,943
	Bear Stearns Alt A	1.0% 25 JAN 2047	—	3,103
	Bear Stearns Arm Tr	1.000% 25 AUG 2033	—	4,216
	Bear Stearns Coml Mtg	1.0% 11 JUN 2040	—	20,205
	Bear Stearns Coml Mtg	4.24% 13 AUG 2039	—	8,160
	Bear Stearns Coml Mtg	4.484% 11 JUN 2041	—	5,481
	Bear Stearns Coml Mtg	1.0% 11 SEP 2038	—	5,051
	Bear Stearns Coml Mtg	5.518% 11 SEP 2041	—	2,841
	Bear Stearns Coml Mtg	5.533% 12 OCT 2041	—	4,496
	Bear Stearns Coml Mtg Secs	1.0% 11 SEP 2038	—	5,671
	Bear Stearns Cos Inc	5.3% 30 OCT 2015	—	18,530
	Bear Stearns Cos Inc	5.35% 01 FEB 2012	—	12,100
	Bear Stearns Cos Inc	5.55% 22 JAN 2017	—	7,338
	Bear Stearns Tr	5.54% 11 SEP 2041	—	14,610
	Berkshire Hathaway	5.4% 15 MAY 2018	—	13,271
	Berkshire Hathaway Fin Corp	4.2% 15 DEC 2010	—	6,235
	BHP Fin USA Ltd	7.25% 01 MAR 2016	—	5,965
	BK Cap Mkts Plc	3.875% 10 MAR 2015	—	22,725
	Boeing Co	5.125% 15 FEB 2013	—	10,650
	Boeing Co	6.0% 15 MAR 2019	—	8,199
	Boston Pptys Ltd Partnership	6.25% 15 JAN 2013	—	7,002
	Boston Pptys Ltd Partnership	5.0% 01 JUN 2015	—	3,718
	Boston Pptys Ltd Partnership	5.625% 15 APR 2015	—	2,931
	Boston Scientific	4.5% 15 JAN 2015	—	9,326
	Bottling Group LLC	6.95% 15 MAR 2014	—	11,591
	Bottling Group LLC	6.95% 15 MAR 2014	—	7,685
	British Telecommunications	1.0% 15 DEC 2010	—	14,663

Baxter Healthcare of Puerto Rico
Savings and Investment Plan

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
Employer Identification Number: 66-0678126 and Plan Number 024	Schedule I
December 31, 2009

British Telecommunications	1.0% 15 DEC 2010	—	3,402
Bunge Ltd Fin Corp	5.875% 15 MAR 2013	—	2,621
Bunge Ltd Fin Corp	8.5% 15 JUN 2019	—	6,266
Burlington Northern	7.0% 01 FEB 2014	—	7,332
Burlington Rs Fin	6.5% 01 DEC 2011	—	5,033
California St	5.0% 01 NOV 2037	—	9,871
Campbell Soup Co	6.75% 15 FEB 2011	—	6,874
Canadian Nat Res Ltd	5.15% 01 FEB 2013	—	2,214
Canadian Pac Ry Co	6.5% 15 MAY 2018	—	1,444
Capital Auto Receivables	5.42% 15 DEC 2014	—	13,459
Capital One Auto Fin Tr	5.13% 16 APR 2012	—	6,435
Capital One Bank	8.8% 15 JUL 2019	—	13,198
Capital One Multi Asset	5.05% 15 FEB 2016	—	17,039
Capital One Multi Asset	1.0% 15 MAR 2017	—	12,159
Carolina Power & Lt Co	6.5% 15 JUL 2012	—	15,366
Carolina Pwr & Lt Co	6.5% 15 JUL 2012	—	3,241
Caterpillar Financial	7.05% 01 OCT 2018	—	7,144
Caterpillar Financial	6.125% 17 FEB 2014	—	7,097
Caterpillar Financial	6.125% 17 FEB 2014	—	17,131
Caterpillar Financial	7.15% 15 FEB 2019	—	10,889
CCCIT 2009	2.25% 23 DEC 2014	—	10,642
CCCIT 2009 A5	2.25% 23 DEC 2014	—	10,859
CDP Financial	3.0% 25 NOV 2014	—	15,493
Cellco Part/Veri Wireless	5.55% 01 FEB 2014	—	14,498
Centerpoint Energy	5.09% 01 AUG 2014	—	31,779
Centerpoint Energy	5.17% 01 AUG 2019	—	8,439
CHAIT 2009 A8	1.0% 17 SEP 2012	—	28,481
Chase Issuance	1.0% 16 JUN 2014	—	28,045
Chesapeake Energy	7.5% 15 JUN 2014	—	1,340
Chesapeake Energy	9.5% 15 FEB 2015	—	7,811
Cincinnati Finl Corp	6.125% 01 NOV 2034	—	928
Cisco Sys Inc	5.25% 22 FEB 2011	—	7,583
Cisco Systems Inc	2.9% 17 NOV 2014	—	33,445
Citibank Cr Card Issuance	5.35% 07 FEB 2020	—	11,022
Citibank Cr Card Issuance	6.3% 20 JUN 2014	—	22,722
Citibank Cr Card Issuance	1.0% 09 JAN 2012	—	6,568
Citifinancial Mtg Secs	3.36% 25 JAN 2033	—	1,821
Citigroup Coml Mtg	5.431% 15 OCT 2049	—	4,677
Citigroup Inc	6.625% 15 JUN 2032	—	1,991
Citigroup Inc	6.0% 31 OCT 2033	—	9,516
Citigroup Inc	5.85% 11 DEC 2034	—	5,410
Citigroup Inc	6.125% 25 AUG 2036	—	6,479
Citigroup Inc	5.5% 15 FEB 2017	—	11,398
Citigroup Inc	8.125% 15 JUL 2039	—	6,179
Citigroup Inc	6.125% 21 NOV 2017	—	57,393
Citigroup Inc	5.5% 11 APR 2013	—	4,541
Citigroup Inc	5.3% 17 OCT 2012	—	23,612
Citigroup Inc	6.5% 18 JAN 2011	—	14,313

Baxter Healthcare of Puerto Rico
Savings and Investment Plan

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
Employer Identification Number: 66-0678126 and Plan Number 024	Schedule I
December 31, 2009

Citigroup Inc	4.625% 03 AUG 2010	—	2,793
Citigroup Inc	6.5% 19 AUG 2013	—	6,532
Citigroup Inc	1.0% 05 MAY 2011	—	53,839
Citigroup Inc	5.85% 02 JUL 2013	—	24,122
Citigroup Inc	5.5% 11 APR 2013	—	11,579
Citigroup Mtg	1.0% 25 MAY 2035	—	7,093
Citigroup Mtg	1.0% 25 MAR 2036	—	7,773
Citigroup Mtg Ln Tr	1.0% 25 MAY 2037	—	729
Citigroup Mtg Ln Tr	1.0% 25 AUG 2035	—	7,990
Citigroup Residential Mtg Tr	1.0% 25 JUN 2037	—	1,062
City Natl Corp	5.125% 15 FEB 2013	—	5,378
Cleveland Elec	5.7% 01 APR 2017	—	8,918
Clorox Co	5.95% 15 OCT 2017	—	11,184
CNH Equip Tr	5.4% 17 OCT 2011	—	2,450
CNH Equip Tr	5.42% 17 MAR 2014	—	8,086
Coca Cola Co	5.35% 15 NOV 2017	—	7,785
Comcast Corp	4.95% 15 JUN 2016	—	7,984
Comcast Corp	4.95% 15 JUN 2016	—	14,506
Comcast Corp	5.85% 15 NOV 2015	—	22,620
Comcast Corp	6.3% 15 NOV 2017	—	11,262
Comm 2001 J2	5.447% 16 JUL 2034	—	7,897
Comm Mtg Tr	1.0% 10 DEC 2049	—	14,597
Comm Mtg Tr	1.0% 10 DEC 2049	—	14,796
Commercial Mtg Asset Tr	1.0% 17 NOV 2032	—	5,894
Commercial Mtg Asset Tr	1.0% 17 NOV 2032	—	794
Commercial Mtg Ttr	5.736% 10 DEC 2049	—	3,888
Commercial Net Lease	6.15% 15 DEC 2015	—	3,866
Conagra Inc	7.875% 15 SEP 2010	—	252
Conoco Fdg Co	6.35% 15 OCT 2011	—	6,195
ConocoPhillips	5.75% 01 FEB 2019	—	16,300
ConocoPhillips Australia Fdg	5.5% 01 APR 2013	—	11,296
Consolidated Edison Co Ny	5.3% 01 DEC 2016	—	18,244
Consumers Energy	5.375% 15 APR 2013	—	7,289
Corning Inc	6.2% 15 MAR 2016	—	3,951
Countrywide Alternative Ln Tr	1.000% 25 JUN 2037	—	30
Countrywide Finl Corp	5.8% 07 JUN 2012	—	1,626
Countrywide Finl Corp	4.0% 22 MAR 2011	—	3,138
Countrywide Home Loans Inc	6.125% 15 JAN 2015	—	5,905
Coventry Health Care Inc	5.95% 15 MAR 2017	—	628
Coventry Health Care Inc	6.3% 15 AUG 2014	—	1,688
Coventry Health Care Inc	5.45% 15 DEC 2014	—	5,569
Cox Communications	5.96% 15 JUL 2015	—	22,875
CPL Transition	6.25% 15 MAY 2016	—	7,718
Credit Suisse USA	5.5% 16 AUG 2011	—	16,170
Credit Suisse NY	6.0% 15 FEB 2018	—	9,968
Credit Suisse Coml Mtg	5.3 11% 15 DEC 2039	—	6,211
Credit Suisse Coml Mtg	5.467% 15 SEP 2039	—	14,256
Credit Suisse First Boston	5.5% 15 AUG 2013	—	3,331

Baxter Healthcare of Puerto Rico
Savings and Investment Plan

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
Employer Identification Number: 66-0678126 and Plan Number 024	Schedule I
December 31, 2009

Credit Suisse First Boston	1.0% 15 JAN 2037	—	6,920
Credit Suisse First Boston	1.0% 15 FEB 2038	—	6,448
Credit Suisse First Boston	1.0% 15 FEB 2039	—	13,860
Credit Suisse First Boston Mtg	6.38% 18 DEC 2035	—	15,466
Credit Suisse First Boston Mtg	1.0% 25 JAN 2036	—	96
CSMC 2006 C3 A3	1.0% 15 JUN 2038	—	10,915
CSX Corp	6.15% 01 MAY 2037	—	2,995
CWABS Inc	4.615% 25 FEB 2035	—	7,093
Cwalt Alternative Ln Tr	1.0% 25 JUL 2021	—	8,906
Cwalt Inc	1.0% 25 DEC 2035	—	1,947
Cweq Home Equity Ln Tr	1.0% 25 JUN 2035	—	831
DaimlerChrysler Auto	4.71% 10 SEP 2012	—	5,622
DB Master Fin LLC	6.75% 05 NOV 2019	—	2,111
Deere John Cap Corp	5.25% 01 OCT 2012	—	8,277
Delhaize Group	6.5% 15 JUN 2017	—	6,422
Dell Inc	5.625% 15 APR 2014	—	5,249
Delta Air Lines	7.75% 17 DEC 2019	—	16,976
Detroit Edison	6.19% 01 MAR 2013	—	9,818
Deutsche Bank	5.375% 12 OCT 2012	—	16,313
Deutsche Telekom	8.5% 15 JUN 2010	—	9,053
Devon Energy	5.625% 15 JAN 2014	—	15,851
Diaego Cap Plc	7.375% 15 JAN 2014	—	10,640
Diageo Cap	7.375% 15 JAN 2014	—	16,847
Diaggeo Cap Plc	7.375% 15 JAN 2014	—	7,853
Directv Holding Fing	4.75% 01 OCT 2014	—	3,237
Discover Card	1.0% 16 OCT 2014	—	12,782
Discover Financial	10.25% 15 JUL 2019	—	15,365
Discovery Communications	5.625% 15 AUG 2019	—	4,975
Disney Walt Co	5.5% 15 MAR 2019	—	6,570
DLJ Coml Mtg Corp	7.18% 10 NOV 2033	—	11,173
Dominion Re Sinc Del	5.7% 17 SEP 2012	—	10,412
Donnelley RR & Sons	4.95% 01 APR 2014	—	1,972
Donnelley Rr & Sons	5.5% 15 MAY 2015	—	7,315
Dow Chem Co	8.55% 15 MAY 2019	—	19,205
Dr Pepper Snapple Group	2.35% 21 DEC 2012	—	6,248
Du Pont	5.875% 15 JAN 2014	—	4,935
Du Pont E I	5.0% 15 JAN 2013	—	6,450
Duke Cap Corp	8.0% 01 OCT 2019		8,970
Duke Cap LLC	5.668% 15 AUG 2014	—	16,001
Duke Energy	5.1% 15 APR 2018	—	11,328
Duke Energy Corp	5.65% 15 JUN 2013	—	16,444
Duke Energy Corp	5.65% 15 JUN 2013	—	12,920
Duke Energy Field Svcs LLC	7.875% 16 AUG 2010	—	1,821
Dule Weks Realty	6.95% 15 MAR 2011	—	378
Echostar DBS Corp	7.75% 31 MAY 2015	—	8,258
Edison Mission Energy	7.0% 15 MAY 2017	—	1,903
El Paso Corp	7.75% 15 JUN 2010	—	8,852
El Paso Corp	8.25% 15 FEB 2016	—	7,715

Baxter Healthcare of Puerto Rico
Savings and Investment Plan

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
Employer Identification Number: 66-0678126 and Plan Number 024	Schedule I
December 31, 2009

Electronic Data Syst Corp	6.0% 01 AUG 2013	—	11,378
Embarq Corp	7.995% 01 JUN 2036	—	14,959
Embarq Corp	7.082% 01 JUN 2016	—	9,071
Encana Corp	6.5% 15 MAY 2019	—	10,411
Enel Finance Intl	3.875% 07 OCT 2014	—	11,416
Energy Transfer Partners	6.0% 01 JUL 2013	—	15,805
Energy Transfer Partners LP	6.7% 01 JUL 2018	—	5,557
Energy Transfer Partners Lp	7.5% 01 JUL 2038	—	5,567
Entergy Gulf	5.51% 01 OCT 2013	—	3,878
Enterprise Prods	5.6% 15 OCT 2014	—	3,031
Enterprise Prods	5.6% 15 OCT 2014	—	11,193
EQT Corp	8.125% 01 JUN 2019	—	5,313
EQT Corp	8.125% 01 JUN 2019	—	3,416
Equifax Inc	7.0% 01 JUL 2037	—	5,275
ERP Oper Ltd Partnership	5.25% 15 SEP 2014	—	9,243
European Investment Bank	5.125% 30 MAY 2017	—	7,553
Express Scripts Inc	6.25% 15 JUN 2014	—	2,270
Federal Rlty Invt	5.65% 01 JUN 2016	—	5,910
Federal Rlty Invt	6.0% 15 JUL 2012	—	2,856
Federal Rlty Invt Tr	5.4% 01 DEC 2013	—	14,320
First Energy Corp	6.45% 15 NOV 2011	—	235
First Nationwide Trust	1.0% 25 AUG 2032	—	823
First UN Natl Bk	6.663% 12 JAN 2043	—	5,878
Ford Cr Auto	5.4% 15 AUG 2011	—	8,660
Ford Cr Auto Tr	5.8% 15 FEB 2013	—	2,307
Fortune Brands Inc	4.875% 01 DEC 2013	—	3,847
Fortune Brands Inc	5.375% 15 JAN 2016	—	3,815
Four Times Square Tr	7.795% 15 APR 2015	—	7,257
FPL Group Cap Inc	5.625% 01 SEP 2011	—	13,977
FPL Group Inc	1.0% 09 NOV 2012	—	16,834
France Telecom Sa	8.5% 01 MAR 2031	—	11,075
Freeport McMoran	8.375% 01 APR 2017	—	9,112
Gaz Capital Sa	6.212% 22 NOV 2016	—	13,560
GCCFC 2006 GG7	1.0% 10 JUL 2038	—	17,471
GE Coml Mtg Corp	3.915% 10 NOV 2038	—	5,421
General Mills Inc	5.65% 10 SEP 2012	—	7,862
General Dynamics Corp	5.25% 01 FEB 2014	—	19,656
General Elec Cap	5.875% 14 JAN 2038	—	49,981
General Elec Cap Corp	6.15% 07 AUG 2037	—	24,816
General Elec Cap Corp	5.875% 14 JAN 2038	—	12,166
General Elec Cap Corp	4.875% 04 MAR 2015	—	41,176
General Elec Cap Corp	5.875% 14 JAN 2038	—	1,521
General Elec Cap Corp	4.8% 01 MAY 2013	—	28,270
General Elec Cap Corp	5.875% 14 JAN 2038	—	29,705
General Mills	5.65% 10 SEP 2012	—	21,799
Genworth Finl Inc	6.515% 22 MAY 2018	—	6,914
Georgia Pwr Co	6.0% 01 NOV 2013	—	7,181
Glaxosmithkline Cap	6.375% 15 MAY 2038	—	6,065

Baxter Healthcare of Puerto Rico
Savings and Investment Plan

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
Employer Identification Number: 66-0678126 and Plan Number 024	Schedule I
December 31, 2009

Goldman Sachs Group	5.7% 01 SEP 2012	—	17,078
Goldman Sachs Group	6.75% 01 OCT 2037	—	11,818
Goldman Sachs Group	6.15% 01 APR 2018	—	32,352
Goldman Sachs Group	5.625% 15 JAN 2017	—	4,250
Goldman Sachs Group	6.75% 01 OCT 2037	—	5,853
Goldman Sachs Group Inc	6.75% 01 OCT 2037	—	13,506
Goldman Sachs Group Inc	6.25% 01 SEP 2017	—	21,137
Goldman Sachs Group Inc	7.5% 15 FEB 2019	—	10,232
Goldman Sachs Group Inc	4.75% 15 JUL 2013	—	14,549
Goodrich Corp	4.875% 01 MAR 2020	—	16,679
Greenewich Cap Coml	4.883% 10 JUN 2036	—	8,536
Greenwich Cap Coml Fdg	4.022% 05 JAN 2036	—	2,140
Greenwich Capital Comm Fund	5.444% 10 MAR 2039	—	21,864
Greenwich Capital Fnd	5.444% 10 MAR 2039	—	8,997
GS Mtg Secs	1.0% 03 MAY 2018	—	16,917
GS Mtg Secs	1.0% 03 MAY 2018	—	10,957
GS Mtg Secs Corp	1.0% 25 DEC 2035	—	4,603
GS Mtg Secs Corp	1.0% 06 MAR 2020	—	2,988
GS Mtg Secs Corp II	4.751% 10 JUL 2039	—	15,902
GS Mtg Secs Tr	5.479% 10 NOV 2039	—	28,971
GSMS 2004 GG2	1.0% 10 AUG 2038	—	7,855
Guardian Life Insurance	7.375% 30 SEP 2039	—	4,368
Hanover Ins Group	7.625% 15 OCT 2025	—	2,735
Harley Davidson Motorcycle	5.52% 15 NOV 2013	—	5,519
Hasbro Inc	6.125% 15 MAY 2014	—	6,438
Health Care Ppty Invs Inc	5.95% 15 SEP 2011	—	7,569
Healthcare Rlty	8.125% 01 MAY 2011	—	6,672
Healthcare Rlty	5.125% 01 APR 2014	—	5,071
Healthcare Rlty Tr Inc	5.125% 01 APR 2014	—	3,740
Heinz HJ Fin	6.0% 15 MAR 2012	—	7,752
Hess Corp	7.0% 15 FEB 2014	—	4,804
Home Dept Inc	5.875% 16 DEC 2036	—	10,569
Home Equity Asset Tr	1.0% 25 JUL 2035	—	3,027
Hospira Inc	5.55% 30 MAR 2012	—	22,758
Household Fin Corp	7.0% 15 May 2012	—	3,691
Hrpt Pptys Tr	1.0% 16 MAR 2011	—	2,807
HSBC Fin Corp	6.75% 15 MAY 2011	—	19,095
HSBC Hldgs Plc	6.8% 01 JUN 2038	—	8,318
HSI Asset Securitization Corp	1.0% 25 JAN 2036	—	1,205
Humana Inc	7.2% 15 JUN 2018	—	4,255
Huntington Natl Bk	4.375% 15 JAN 2010	—	5,475
Husky Energy	7.25% 15 DEC 2019	—	12,527
Hyundai Receivables Tr	5.25% 15 MAY 2013	—	7,130
Indymac Mbs Inc	1.0% 25 MAY 2036	—	2,907
International Paper	5.3% 01 APR 2015	—	6,773
International Paper	7.95% 15 JUN 2018	—	5,304
Intl Bk Recon & Develop	9.25% 15 JUL 2017	—	3,692
Intl Lease Fin Corp	5.75% 15 JUN 2011	—	2,012

Baxter Healthcare of Puerto Rico
Savings and Investment Plan

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
Employer Identification Number: 66-0678126 and Plan Number 024	Schedule I
December 31, 2009

Intl Lease Fin Corp	5.4% 15 FEB 2012	—	11,426
Jefferies Group Inc	7.75% 15 MAR 2012	—	1,611
Jefferies Group Inc	6.25% 15 JAN 2036	—	6,108
Johnson & Johnson	5.55% 15 AUG 2017	—	7,609
JP Morgan Chase	6.75% 01 FEB 2011	—	5,660
JP Morgan Chase & Co	5.75% 02 JAN 2013	—	12,145
JP Morgan Chase & Co	6.0% 15 JAN 2018	—	19,540
JP Morgan Chase Bank	6.0% 01 OCT 2017	—	11,724
JP Morgan Chase Coml Mtg	4.184% 12 JAN 2037	—	11,255
JP Morgan Chase Coml Mtg	4.625% 15 MAR 2046	—	5,785
JP Morgan Chase Coml Mtg	6.26% 15 MAR 2033	—	14,961
JP Morgan Chase Coml Mtg	1.0% 15 APR 2045	—	25,699
JP Morgan Chase Coml Mtg	1.0% 12 FEB 2049	—	8,144
JP Morgan Chase Coml Mtg	1.0% 12 DEC 2044	—	4,957
JP Morgan Chase Coml Mtg	1.0% 12 JUN 2043	—	14,647
JP Morgan Chase Coml Mtg	5.552% 12 MAY 2045	—	10,928
JP Morgan Chase Coml Mtg	5.429% 12 DEC 2043	—	13,136
JP Morgan Chase Coml Mtg	1.0% 15 JUN 2049	—	16,878
JP Morgan Chase Coml Mtg	4.302% 15 JAN 2038	—	9,465
JP Morgan Chase Coml Mtg	5.198% 15 DEC 2044	—	9,376
JP Morgan Chase Coml Mtg	5.437% 12 DEC 2044	—	12,253
JP Morgan Chase & Co	5.125% 15 SEP 2014	—	16,054
JP Morgan Chase & Co	4.75% 01 MAY 2013	—	8,206
Kellogg Co	5.125% 03 DEC 2012	—	15,805
Kinder Morgan Energy	6.85% 15 FEB 2020	—	15,061
Kinder Morgan Energy Partners	5.0% 15 DEC 2013	—	16,323
Kraft Foods Inc	7.0% 11 AUG 2037	—	9,096
Kraft Foods Inc	6.5% 11 AUG 2017	—	5,941
Kraft Foods Inc	6.75% 19 FEB 2014	—	16,104
Kraft Foods Inc	6.0% 11 FEB 2013	—	2,818
Kraft Foods Inc	6.125% 01 FEB 2018	—	19,689
Kreditanstalt Fur	4.875% 17 JAN 2017	—	6,551
Kreditanstalt Fur Wiederaufbau	3.5% 10 MAR 2014	—	42,310
Kroger Co	6.4% 15 AUG 2017	—	2,751
Kroger Co	6.75% 15 APR 2012	—	9,209
Kroger Co	6.2% 15 JUN 2012	—	6,322
Kroger Co	6.4% 15 AUG 2017	—	3,469
L 3 Communications	6.375% 15 OCT 2015	—	4,396
Lafarge Sa	6.15% 15 JUL 2011	—	3,811
LB UBS	5.372% 15 SEP 2039	—	14,926
LB UBS Coml Mtg	5.3% 15 NOV 2038	—	14,473
LB UBS Coml Mtg	4.647% 15 JUL 2030	—	18,698
LB UBS Coml Mtg	5.424% 15 FEB 2040	—	7,526
LB UBS Coml Mtg Mtg	6.365% 15 DEC 2028	—	8,919
LB UBS Coml Mtg Tr	1.0% 15 APR 2041	—	7,196
LB UBS Coml Mtg Tr	1.0% 15 JUN 2029	—	4,037
LB UBS Coml Mtg Tr	1.0% 15 JUN 2038	—	14,615
Liberty Ppty Ltd	5.5% 15 DEC 2016	—	1,415

Baxter Healthcare of Puerto Rico
Savings and Investment Plan

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
Employer Identification Number: 66-0678126 and Plan Number 024	Schedule I
December 31, 2009

Liberty Ppty Ltd	6.625% 01 OCT 2017	—	849
Lilly Eli & Co	4.2% 06 MAR 2014	—	18,722
Limited Inc	5.25% 01 NOV 2014	—	6,763
Limited Inc	6.9% 15 JUL 2017	—	962
Lincoln Natl Corp	8.75% 01 JUL 2019	—	2,552
Lincoln Natl Corp	1.0% 12 MAR 2020	—	5,903
Lincoln Natl Corp	6.25% 15 FEB 2020	—	5,180
LSI Open Position Net Asset	0.01% 31 DEC 2060	—	374
Lubrizol Corp	8.875% 01 FEB 2019	—	7,351
M & I Marshall & Ilsley Bk	6.375% 01 SEP 2011	—	6,718
M&T Bank Corp	5.375% 24 MAY 2012	—	5,024
Mack Cali Rlty	5.125% 15 JAN 2015	—	4,186
Mack Cali Rlty	5.05% 15 APR 2010	—	3,084
Mack Cali Rlty	5.25% 15 JAN 2012	—	4,483
Macys Retail Hldgs	5.35% 15 MAR 2012	—	17,892
Manufacturers & Traders	1.0% 28 DEC 2020	—	4,871
Marathon Oil Corp	6.5% 15 FEB 2014	—	4,724
Marathon Oil Corp	7.5% 15 FEB 2019	—	12,511
Masco Corp	1.0% 12 MAR 2010	—	3,381
Masco Corp	6.125% 03 OCT 2016	—	9,182
Mass Mutual Global	3.625% 16 JUL 2012	—	4,906
Mass Mutual Life Ins	8.875% 01 JUN 2039	—	8,729
Master Asset Backed Secs	1.0% 25 AUG 2036	—	7,308
MBNA Corp	6.125% 01 MAR 2013	—	2,323
MBNA Corp St Mtn	7.5% 15 MAR 2012	—	8,489
MBNA Cr Card Master Nt	1.0% 16 AUG 2021	—	10,896
MBNA Cr Card Master Nt	4.45% 15 AUG 2016	—	12,199
McGraw Hill	6.55% 15 NOV 2037	—	3,980
McKesson Corp	6.5% 15 FEB 2014	—	5,814
Medco Health Solutions	6.125% 15 MAR 2013	—	15,697
Medco Health Solutions	7.25% 15 AUG 2013	—	2,068
Merril Lynch Mtg	1.0% 25 AUG 2036	—	4,481
Merril Lynch Mtg	1.0% 12 NOV 2037	—	7,371
Merril Lynch Mtg Tr	5.403% 12 JUL 2034	—	4,650
Merril Lynch Mtg Tr	1.0% 12 NOV 2037	—	4,419
Merrill Lynch & Co	6.875% 25 APR 2018	—	28,314
Merrill Lynch & Co Inc	5.45% 05 FEB 2013	—	23,275
Merrill Lynch & Co Inc	6.875% 25 APR 2018	—	17,696
Merrill Lynch & Co Inc	6.050% 16 MAY 2016	—	11,159
Met Life Global Funding	5.125% 10 JUN 2014	—	6,953
Metlife Inc	6.75% 01 JUN 2016	—	7,480
Metlife Inc	7.717% 15 FEB 2019	—	3,037
Metlife Inc	5.0% 15 JUN 2015	—	21,882
Mid St Tr IV	8.33% 01 APR 2030	—	9,943
MidAmerican Fdg LLV	6.75% 01 MAR 2011	—	10,293
MidAmerican Energy	6.5% 15 SEP 2037	—	9,185
ML CFC Coml Mtg	1.0% 12 FEB 2039	—	57,976
ML CFC Coml Mtg	5.7% 12 SEP 2049	—	13,752

Baxter Healthcare of Puerto Rico
Savings and Investment Plan

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
Employer Identification Number: 66-0678126 and Plan Number 024	Schedule I
December 31, 2009

ML CFC Coml Mtg	1.0% 12 JUN 2046	—	8,170
Mohawk Inds Inc	1.0% 15 JAN 2016	—	8,389
Morgan Stanley	5.95% 22 DEC 2017	—	15,699
Morgan Stanley	5.25% 02 NOV 2012	—	7,223
Morgan Stanley	5.45% 09 JAN 2017	—	9,628
Morgan Stanley	5.3% 01 MAR 2013	—	8,540
Morgan Stanley	5.75% 18 OCT 2016	—	7,498
Morgan Stanley Cap I	1.0% 11 JUN 2042	—	11,206
Morgan Stanley Cap I	5.569% 15 DEC 2044	—	6,625
Morgan Stanley Cap I	4.89% 12 JUN 2047	—	26,596
Morgan Stanley Cap I	4.989% 13 AUG 2042	—	22,258
Morgan Stanley Cap I	1.0% 12 AUG 2041	—	14,802
Morgan Stanley Cap I	4.809% 14 JAN 2042	—	1,116
Morgan Stanley Cap I	5.090% 12 OCT 2052	—	7,290
Morgan Stanley Cap I	5.325% 15 DEC 2043	—	5,456
Morgan Stanley Cap I Tr	1.0% 11 JUN 2042	—	8,880
Morgan Stanley Cap I Tr	5.569% 15 DEC 2044	—	11,013
Morgan Stanley Dean Witter Cap	1.0% 03 SEP 2015	—	13,303
Morgan Stanley Group	6.25% 28 AUG 2017	—	2,285
Morgan Stanley Group	6.625% 01 APR 2018	—	30,780
Morgan Stanley Group	1.0% 15 OCT 2015	—	28,751
Morgan Stanley Group	6.75% 15 APR 2011	—	10,673
Morgan Stanley Group	5.75% 18 OCT 2016	—	6,930
Morgan Stanley Group Inc	7.625% 15 NOV 2010	—	15,349
Motorola Inc	9.25% 15 JAN 2019	—	590
Nabors Inds Inc	6.3% 01 AUG 2016	—	9,655
National Grid Plc	6.5% 15 JUL 2011	—	11,908
Nationwide Health Pptys Inc	5.3% 01 MAR 2013	—	7,173
Natl City Bank	6.25% 15 MAR 2011	—	6,403
Natl City Bk	1.0% 18 JUN 2010	—	6,560
Nevada Pwr Co	6.75% 01 JUL 2037	—	3,854
Nevada Pwr Co	6.5% 01 AUG 2018	—	5,867
New York Life Global	5.25% 16 OCT 2012	—	8,925
New York Life Global	4.65% 09 MAY 2013	—	15,527
News Amer Hldgs	7.7% 30 OCT 2025	—	8,920
News Amer Hldgs	6.65% 15 NOV 2037	—	31,692
News Amer Hldgs Inc	9.25% 01 FEB 2013	—	5,238
News Amer Inc	6.4% 15 DEC 2035	—	1,911
News America Inc	7.85% 01 MAR 2039	—	11,015
Niagara Mohawk Pwr Corp	3.553% 01 OCT 2014	—	8,187
Nisource Fin Corp	7.875% 15 NOV 2010	—	4,592
Nisource Fin Corp	6.8% 15 JAN 2019	—	8,665
Nisource Fin Corp	5.25% 15 SEP 2011	—	7,539
Nisource Finance Corp	6.125% 01 MAR 2022	—	8,158
Nissan Auto Receivables	5.05% 17 NOV 2014	—	6,351
Noble Energy Inc	8.25% 01 MAR 2019	—	9,091
Nomura Asset Accep Corp	1.0% 25 FEB 2035	—	3,533
Norfolk Southn Corp	6.75% 15 FEB 2011	—	3,355

Baxter Healthcare of Puerto Rico
Savings and Investment Plan

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
Employer Identification Number: 66-0678126 and Plan Number 024	Schedule I
December 31, 2009

Norfolk Southn Corp	5.75% 01 APR 2018	—	4,517
Northern Trust	4.625% 01 MAY 2014	—	7,468
Northrop Gruman Corp	7.125% 15 FEB 2011	—	3,593
Nucor Corp	5.0% 01 DEC 2012	—	8,366
Oracle Corp	4.95% 15 APR 2013	—	5,052
Oracle Corp	4.95% 15 APR 2013	—	7,637
Oracle Corp	4.95% 15 APR 2013	—	3,689
Oracle Corp	5.0% 15 JAN 2011	—	3,871
Owens Brockway Glass	6.75% 01 DEC 2014	—	6,718
Owens Corning	6.5% 01 DEC 2016	—	4,687
Pacific Bell	6.625% 15 OCT 2034	—	8,137
Pacific Gas & Elec	4.2% 01 MAR 2011	—	6,215
Pacific Gas & Elec	5.625% 30 NOV 2017	—	12,860
Pacific Gas & Elec	8.25% 15 OCT 2018	—	4,011
Packaging Corp Amer	5.75% 01 AUG 2013	—	821
Peco Energy Transition	6.52% 31 DEC 2010	—	9,427
Penny JC Inc	7.95% 01 APR 2017	—	5,622
Pepisco Onc	4.65% 15 FEB 2013	—	7,719
Petorbras Intl Fin Co	5.75% 20 JAN 2020	—	18,379
Petra Cre Cdo	1.0% 25 FEB 2047	—	55
Petro Cda	9.25% 15 OCT 2021	—	13,055
Petrobras Intl Fin Co	5.75% 20 JAN 2020	—	13,367
Pfizer Inc	7.2% 15 MAR 2039	—	6,824
Pfizer Inc	5.35% 15 MAR 2015	—	8,377
PG&E Receovery Fdg	4.14% 25 SEP 2012	—	10,823
PG&E Receovery Fdg	5.03% 25 MAR 2014	—	2,168
Philip Morris Intl	5.65% 16 MAY 2018	—	15,199
Pitney Bowes Inc	5.25% 15 JAN 2037	—	6,476
Plains All Amer Pipeline	5.75% 15 JAN 2020	—	9,424
PNC Funding Corp	5.4% 10 JUN 2014	—	11,945
PPG Inds Inc	5.75% 15 MAR 2013	—	6,898
Praxair Inc	4.625% 30 MAR 2015	—	12,344
Praxair Inc	6.375% 01 APR 2012	—	10,227
Premcor Refng Group Inc	7.5% 15 JUN 2015	—	3,369
President & Fellows Harvard	5.0% 15 JAN 2014	—	20,464
Principal Financial Group	7.875% 15 MAY 2014	—	6,889
Procter & Gamble	4.7% 15 FEB 2019	—	7,689
Procter & Gamble Profit	9.36% 01 JAN 2021	—	7,013
Progress Energy Inc	7.1% 01 MAR 2011	—	2,225
Prologis	5.5% 01 APR 2012	—	17,625
Prologis	6.625% 15 MAY 2018	—	10,177
Prudential Finl Inc	5.15% 15 JAN 2013	—	4,608
Prudential Finl Inc	5.1% 14 DEC 2011	—	5,029
Prudential Finl Inc	6.625% 01 DEC 2037	—	2,469
Prudential Finl Inc	4.75% 17 SEP 2015	—	12,325
PSE&G Transition Fdg	6.45% 15 MAR 2013	—	11,076
PSE&G Transition Fdg	6.61% 15 JUN 2015	—	8,014
Public Svs Co	7.875% 01 OCT 2012	—	3,769

Baxter Healthcare of Puerto Rico
Savings and Investment Plan

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
Employer Identification Number: 66-0678126 and Plan Number 024	Schedule I
December 31, 2009

Quest Diagnostic Inc	4.75% 30 JAN 2020	—	6,419
Qwest Corp	8.875% 15 MAR 2012	—	3,060
Qwest Corp	7.5% 01 OCT 2014	—	7,052
RAAC	1.0% 25 AUG 2036	—	242
Range Resources Corp	8.0% 15 MAY 2019	—	4,686
Raytheon Co	6.4% 15 DEC 2018	—	5,601
Reed Elsevier Cap	7.75% 15 JAN 2014	—	16,456
Reed Elsevier Cap Inc	8.625% 15 JAN 2019	—	4,130
Reed Elsevier Cap Inc	8.625% 15 JAN 2019	—	16,521
Regency Ctrs Lp	5.25% 01 AUG 2015	—	1,279
Regency Ctrs Lp	5.875% 15 JUN 2017	—	2,939
Regions Finl Corp	6.375% 15 MAY 2012	—	6,674
Reliant Energy	5.63% 15 SEP 2015	—	5,300
Renaissance Home Equity Ln	1.0% 25 NOV 2034	—	6,199
Republic Svcs Inc	6.75% 15 AUG 2011	—	7,855
Residentiial Asset Sec Mtg	1.0% 25 MAY 2033	—	175
Reynolds Amern Inc	7.625% 01 JUN 2016	—	7,162
Reynolds Amern Inc	7.25% 01 JUN 2012	—	2,528
Rio Tinto Fin USA	5.875% 15 JUL 2013	—	7,680
Rio Tinto Fin USA Ltd	6.5% 15 JUL 2018	—	9,382
Roche Hldgs Inc	7.0% 01 MAR 2039	—	9,936
Rohm & Hass Co	5.6% 15 MAR 2013	—	5,316
Royal Bk of Scotland	1.0% 23 APR 2012	—	30,992
Royal Bk Scotland	2.625% 11 MAY 2012	—	17,326
Royal Bk Scotland	1.45% 20 OCT 2011	—	26,111
Royal Bk Scotland	5.0% 01 OCT 2014	—	6,967
Royal Bk Scotland Group	5.0% 01 OCT 2014	—	11,612
Rpm International Inc	6.125% 15 OCT 2019	—	8,372
RSB Bondco LLC	5.47% 01 OCT 2014	—	27,662
RSHB Cap Sa	7.75% 29 MAY 2018	—	17,473
Salomon Brost Mtg Secs	1.0% 25 JAN 2033	—	4,753
Saxon Asset Secs	1.0% 25 AUG 2032	—	44
Seariver Maritime Finl	0.01% 01 SEP 2012	—	22,668
Sempra Energy	6.5% 01 JUN 2016	—	8,669
Sempra Energy	6.5% 01 JUN 2016	—	7,006
Sierra Pac Power	6.75% 01 JUL 2037	—	1,972
Simon Ppty Group	5.3% 30 MAY 2013	—	14,913
Simon Ppty Group	5.625% 15 AUG 2014	—	5,729
Simon Ppty Group	5.0% 01 MAR 2012	—	5,433
Simon Ppty Group	5.75% 01 MAY 2012	—	6,326
Simon Ppty Group	5.0% 01 MAR 2012	—	7,787
SLH Open Position Net Asset	0.01% 31 DEC 2060	—	67
SLM Corp	5.0% 01 OCT 2013	—	2,015
SLM Corp	8.45% 15 JUN 2018	—	8,644
SLM Corp	5.125% 27 AUG 2012	—	3,695
SLM Corp	5.375% 15 JAN 2013	—	8,470
Southern CA Edison	5.75% 15 MAR 2014	—	10,533
Southern CA Edison Co	5.75% 15 MAR 2014	—	16,466

Baxter Healthcare of Puerto Rico
Savings and Investment Plan

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
Employer Identification Number: 66-0678126 and Plan Number 024	Schedule I
December 31, 2009

Southern Co	1.0% 21 OCT 2011	—	13,395
Southern Co	5.3% 15 JAN 2012	—	3,144
Southwest Airlines	5.25% 01 OCT 2014	—	4,104
Southwest Airlines	5.75% 15 DEC 2016	—	3,247
Southwestern Elec Pwr	5.875% 01 MAR 2018	—	17,448
Sovereign Bankcorp Inc	1.0% 01 SEP 2010	—	10,621
Sovereign Bk	5.125% 15 MAR 2013	—	7,734
Sprint Cap Corp	6.875% 15 NOV 2028	—	4,187
Sprint Nextel Corp	6.0% 01 DEC 2016	—	8,992
Staples Inc	9.75% 15 JAN 2014	—	7,338
Starwood Hotels & Resorts	1.0% 01 MAY 2012	—	6,000
Statiolhydro ASA	2.9% 15 OCT 2014	—	8,178
Steel Capital	9.75% 29 JUL 2013	—	3,089
Suncor Energy	6.1% 01 JUN 2018	—	17,507
SWU0067M9 IRS USD	3.45% 05 AUG 2011	—	63,587
SWU0067M9 IRS USD	1.0% 05 AUG 2011	—	(61,318)
SWU0071M3 IRS USD	3.45% 05 AUG 2011	—	47,690
SWU0071M3 IRS USD	1.0% 05 AUG 2011	—	(45,989)
SWU0540L8 IRS USD	4.0% 16 DEC 2014	—	2,297
SWU0540L8 IRS USD	1.0% 16 DEC 2014	—	(2,190)
SWU0609K8 IRS USD	3.45% 05 AUG 2011	—	143,071
SWU0609K8 IRS USD	1.0% 05 AUG 2011	—	(137,966)
SWU0715J2 IRS USD	3.0% 04 FEB 2011	—	94,245
SWU0715J2 IRS USD	1.0% 04 FEB 2011	—	(91,978)
SWU0849L5 IRS USD	3.6% 07 JUL 2011	—	40,934
SWU0849L6 IRS USD	1.0% 07 JUL 2011	—	(39,419)
Talisman Energy Inc	5.85% 01 FEB 2037	—	1,046
Talisman Energy Inc	6.25% 01 FEB 2038	—	5,152
Talisman Energy Inc	7.75% 01 JUN 2019	—	3,215
Teachers Incur & Annuity	6.85% 16 DEC 2039	—	8,263
Teck Industries Ltd	10.75% 15 MAY 2019	—	3,010
Telcom Italia	4.95% 30 SEP 2014	—	7,150
Telecom Italia Cap	4.95% 30 SEP 2014	—	16,343
Telecom Italia Cap	5.25% 15 NOV 2013	—	6,910
Telecom Italia Cap	5.25% 01 OCT 2015	—	5,839
Telecom Italia Cap	7.721% 20 JUN 2038	—	3,908
Telecom Italia Capital	6.175% 18 JUN 2014	—	7,714
Telefonica Emisiones	5.984% 20 JUN 2011	—	16,213
Telefonica Emisiones	7.045% 20 JUN 2036	—	3,251
Telefonica Emisiones	5.984% 20 JUN 2011	—	7,528
Telefonica Sa	4.949% 15 JAN 2015	—	16,035
Thermo Fisher Scientific	3.25% 18 NOV 2014	—	4,723
Thomson Reuters Corp	5.95% 15 JUL 2013	—	16,422
Tiaa Global Mkts	5.125% 10 OCT 2012	—	6,961
Tiaa Seasoned Coml Mtg	1.0% 15 AUG 2039	—	4,768
Time Warner Cable	7.5% 01 APR 2014	—	8,579
Time Warner Cable Inc	7.3% 01 JUL 2038	—	14,567
Time Warner Cable Inc	6.2% 01 JUL 2013	—	15,997

Baxter Healthcare of Puerto Rico
Savings and Investment Plan

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
Employer Identification Number: 66-0678126 and Plan Number 024	Schedule I
December 31, 2009

Time Warner Cable Inc	5.85% 01 MAY 2017	—	4,142
Time Warner Cable Inc	6.75% 01 JUL 2018	—	14,699
Time Warner Inc	9.125% 15 JAN 2013	—	10,164
Time Warner Inc	6.625% 15 MAY 2029	—	29,799
Time Warner Inc	6.5% 15 NOV 2036	—	2,973
Time Warner Inc	5.875% 15 NOV 2016	—	30,733
Tobacco Settlement Fing Corp	5.875% 15 MAY 2039	—	6,026
Toll Bros Fin Corp	6.875% 15 NOV 2012	—	229
Transcapitalinvest Ltd	8.7% 07 AUG 2018	—	10,038
Transocean Inc	6.0% 15 MAR 2018	—	7,126
Travelers Cos	5.75% 15 DEC 2017	—	8,590
Travelers Cos	6.25% 15 JUN 2037	—	4,630
TXU Australia Hldgs Pty	6.15% 15 NOV 2013	—	5,714
TXU Elec Delivery	5.29% 15 MAY 2018	—	3,796
Tyco International	4.125% 15 OCT 2014	—	7,611
Tyco Intl Finance	8.5% 15 JAN 2019	—	4,232
Tyco Intl Group	6.0% 15 NOV 2013	—	4,318
UBS Ag Stamford	5.875% 20 DEC 2017	—	11,253
UBS Age Stamford	5.75% 25 APR 2018	—	11,147
Ufj Fin Aruba	6.75% 15 JUL 2013	—	3,779
Union Bk Calif	5.95% 11 MAY 2016	—	6,308
Union Elec Co	6.7% 01 FEB 2019	—	967
Union Pac Corp	5.45% 31 JAN 2013	—	10,722
Union Pac Corp	5.75% 15 NOV 2017	—	16,059
Union Pac Corp	3.625% 01 JUN 2010	—	2,992
Union Planters Corp	7.75% 01 MAR 2011	—	4,594
United Health Group	5.375% 15 MAR 2016	—	5,634
United Health Group Inc	6.0% 15 FEB 2018	—	6,786
United Health Group Inc	6.875% 15 FEB 2038	—	2,263
United Health Group Inc	5.25% 15 MAR 2011	—	8,510
United Parcel Service	3.875% 01 APR 2014	—	6,712
United States Cellular	6.7% 15 DEC 2033	—	8,722
United Sts Stl Corp	5.65% 01 JUN 2013	—	5,055
United Technologies Corp	5.375% 15 DEC 2017	—	6,884
United Technologies Corp	4.875% 01 MAY 2015	—	5,007
USA Waste Svcs Inc	7.0% 15 JUL 2028	—	1,415
Vale Overseas Ltd	6.25% 23 JAN 2017	—	6,853
Vale Overseas Ltd	6.25% 23 JAN 2017	—	14,049
Valero Energy Corp	9.375% 15 MAR 2019	—	17,452
Valero Energy Corp	6.875% 15 APR 2012	—	7,532
Valero Energy Corp	9.375% 15 MAR 2019	—	7,684
Veolia Environment	6.0% 01 JUN 2018	—	5,434
Veolia Environment	5.25% 03 JUN 2013	—	11,349
Verizon Communications	6.35% 01 APR 2019	—	18,120
Verizon Communications	6.35% 01 APR 2019	—	9,543
Verizon Communications Inc	5.25% 15 APR 2013	—	4,485
Verizon Global Fdg	6.875% 15 JUN 2012	—	9,577
Verizon Global Fdg Corp	4.9% 15 SEP 2015	—	4,068

Baxter Healthcare of Puerto Rico
Savings and Investment Plan

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
Employer Identification Number: 66-0678126 and Plan Number 024	Schedule I
December 31, 2009

Verizon New Jersey	5.875% 17 JAN 2012	—	4,667
Viacom Inc	6.875% 30 APR 2036	—	20,010
Virginia Elec & Pwr	5.95% 15 SEP 2017	—	8,306
Virginia Elec & Pwr	5.1% 30 NOV 2012	—	7,095
Virginia Elec & Pwr Co	5.1% 30 NOV 2012	—	15,846
Virginia Elec & Pwr Co	5.4% 30 APR 2018	—	3,673
Vodafone Airtouch Plc	7.75% 15 FEB 2010	—	7,944
Vodafone Group Plc	5.5% 15 JUN 2011	—	6,467
Vodafone Group Plc New	5.35% 27 FEB 2012	—	14,837
Volkswagen Auto Ln	4.5% 20 JUL 2012	—	5,274
Vulcan Mats Co	5.6% 30 NOV 2012	—	7,453
Wachovia Bk Coml Mtg	1.0% 15 JUL 2045	—	14,381
Wachovia Bk Coml Mtg	5.509% 15 APR 2047	—	13,004
Wachovia Bk Coml Mtg	1.0% 15 JUN 2049	—	13,142
Wachovia Bk Natl	4.875% 01 FEB 2015	—	13,084
Wachovia Bk Natl Assn	4.8% 01 NOV 2014	—	8,955
Wachovia Bk Natl Assn	1.0% 15 MAR 2016	—	5,895
Wachovia Corp	5.3% 15 OCT 2011	—	11,623
Wachovia Corp	5.3% 15 OCT 2011	—	15,808
Wachovia Corp	5.5% 01 MAY 2013	—	7,794
Wachovia Corp	5.5% 01 MAY 2013	—	13,726
Wachovia Corp	4.875% 15 FEB 2014	—	2,450
Wachovia Corp	5.35% 15 MAR 2011	—	6,850
Walt Disney Co	5.7% 15 JUL 2011	—	22,641
Wamu Mtg Pass Thru	1.0% 25 OCT 2045	—	410
Waste Management Inc	6.375% 11 MAR 2015	—	5,218
Waste Mgmt Inc	7.375% 15 MAY 2029	—	1,220
Waste Mgmt Inc	7.375% 01 AUG 2010	—	2,268
Waste Mgmt Inc	7.375% 11 MAR 2019	—	7,707
Weatherford Intl Ltd	5.15% 15 MAR 2013	—	2,981
Weatherford Intl Ltd	6.0% 15 MAR 2018	—	1,213
Wellpoint Inc	6.0% 15 FEB 2014	—	16,981
Wellpoint Inc	5.875% 16 JUN 2017	—	790
Wellpoint Inc	7.0% 15 FEB 2019	—	2,082
Wells Fargo & Co	4.95% 16 OCT 2013	—	6,876
Wells Fargo & Co	5.625% 11 DEC 2017	—	8,200
Wells Fargo Bank	6.45% 01 FEB 2011	—	6,476
Wells Fargo Bank	4.75% 09 FEB 2015	—	11,165
Williams Cos Inc	7.875% 01 SEP 2021	—	6,707
Willis North America Inc	6.2% 28 MAR 2017	—	6,838
Willis North America Inc	7.0% 29 SEP 2019	—	4,125
Willis North Maerica Inc	7.0% 29 SEP 2019	—	1,784
World Svgs Bk	1.0% 22 MAR 2011	—	26,199
Wpp Fin UK	5.875% 15 JUN 2014	—	3,958
Wyeth	5.5% 01 FEB 2014	—	5,392
Wyeth	5.5% 01 FEB 2014	—	5,488
Wyndham Worldwide Corp	6.0% 01 DEC 2016	—	8,365
Xerox Corp	6.4% 15 MAR 2016	—	6,752

Baxter Healthcare of Puerto Rico
Savings and Investment Plan

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
Employer Identification Number: 66-0678126 and Plan Number 024	Schedule I
December 31, 2009

	Xerox Corp	4.25% 15 FEB 2015	—	16,854
	Xerox Corp	7.625% 15 JUN 2013	—	1,340
	Xerox Corp	8.25% 15 MAY 2014	—	7,788
	Xerox Corp	5.5% 15 MAY 2012	—	2,893
	Xerox Corp	5.65% 15 MAY 2013	—	4,107
	Xerox Corp	8.25% 15 MAY 2014	—	5,527
	XL Cap Ltd	5.25% 15 SEP 2014	—	7,184
	XTO Energy Inc	4.9% 01 FEB 2014	—	16,355
	Yum! Brands Inc	6.875% 15 NOV 2037	—	2,247
	Zions Bancorp	5.5% 16 NOV 2015	—	2,012

				6,730,951

Registered Investment Companies:

*	Pimco Fds Invt Mgmt	Short Term Portfolio Instl Cl	—	311,512
*	Pimco Fds Invt Mgmt	US Govt Sector Port Instl	—	81,832
*	Pimco Fds Invt Mgmt	Private Acct Portfolio	—	150,314
*	Pimco Fds Invt Mgmt	Emerging Mkts Portfolio	—	12,479
*	Pimco Fds Invt Mgmt	Intl Portfolio Instl Cl	—	126,382

				682,519

Baxter Healthcare of Puerto Rico
Savings and Investment Plan

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
Employer Identification Number: 66-0678126 and Plan Number 024	Schedule I
December 31, 2009

	Benefit Responsive Interest Rate Wrapper Contracts:

*	Aegon Institutional Markets	Open Ended Maturity	—	18,596
*	Bank of America NT & SA	Open Ended Maturity	—	18,752

				37,348

	Synthetic Guaranteed Investment Contracts (contract value equals $14,669,770)			$14,786,178

Commingled Investments:

*	SSgA Daily EAFE Fund	Commingled Investments	—	1,852,514
*	SSgA 500 Flagship Fund	Commingled Investments	—	3,422,686
*	SSgA Small Cap Fund	Commingled Investments	—	1,092,630

	Commingled Investments			$6,367,830

Registered Investment Companies:

	Target Retirement 2010 Fd	Registered Investment Company	—	1,484
	Target Retirement 2015 Fd	Registered Investment Company	—	124,238
	Target Retirement 2020 Fd	Registered Investment Company	—	17,333
	Target Retirement 2025 Fd	Registered Investment Company	—	72,942
	Target Retirement 2030 Fd	Registered Investment Company	—	21,054
	Target Retirement 2035 Fd	Registered Investment Company	—	58,346
	Target Retirement 2040 Fd	Registered Investment Company	—	54,666
	Target Retirement 2045 Fd	Registered Investment Company	—	54,466
	Target Retirement 2050 Fd	Registered Investment Company	—	44,932
	Target Retirement Income Fd	Registered Investment Company	—	8,229

	Registered Investment Companies			$457,690

* Participant Loans		Interest Rates Range from 4.25% to 11.00%		$3,858,465

Collateral Held on Loaned Securities

*	Quality D Short-Term Investment Fund	Short-Term Investment Fund		$4,478,307

	Total Investments			$40,637,628

*	Party-in-interest

**	These investments include securities that were loaned to brokers under the securities lending program with the Trustee

(1)	Cost information not required for participant-directed investments.

SIGNATURE
Pursuant to the requirements of the Securities and Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

BAXTER HEALTHCARE of PUERTO RICO SAVINGS AND INVESTMENT PLAN
Date: June 25, 2010	By:	/s/ Robert M. Davis
Robert M. Davis
Member of the Administrative Committee